UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of July, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.
                                                    CONSOLIDATED BALANCE SHEETS
                                                   AS OF JUNE 30, 2005 AND 2004
                                                   (Thousands of Mexican Pesos)
                                                                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
 REF
                               CONCEPTS                                      CURRENT YEAR                  PREVIOUS YEAR
                                                                        ----------------------        -----------------------
  S                                                                        AMOUNT           %           AMOUNT            %
----------------------------------------------------------------------  ----------------------        -----------------------
  1    TOTAL ASSETS                                                      66,027,254        100         64,034,670        100

  2    CURRENT ASSETS                                                    26,049,342         39         22,216,382         35
  3    CASH AND SHORT-TERM INVESTMENTS                                   14,689,904         22         12,274,099         19
  4    ACCOUNTS AND NOTES RECEIVABLE (NET)                                5,485,064          8          4,292,541          7
  5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                          1,227,752          2          1,011,963          2
  6    INVENTORIES                                                        3,853,579          6          3,875,698          6
  7    OTHER CURRENT ASSETS                                                 793,043          1            762,081          1
  8    LONG-TERM                                                          6,455,400         10          7,176,387         11
  9    ACCOUNTS AND NOTES RECEIVABLE (NET)                                        0          0                  0          0
  10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                                        6,272,640         10          6,837,505         11
  11   OTHER INVESTMENTS                                                    182,760          0            338,882          1
  12   PROPERTY, PLANT AND EQUIPMENT (NET)                               19,096,794         29         19,314,507         30
  13   LAND AND BUILDINGS                                                13,023,966         20         13,034,425         20
  14   MACHINERY AND INDUSTRIAL EQUIPMENT                                19,037,351         29         15,161,260         24
  15   OTHER EQUIPMENT                                                    3,167,687          5          3,003,375          5
  16   ACCUMULATED DEPRECIATION                                          16,813,290         25         12,660,041         20
  17   CONSTRUCTION IN PROGRESS                                             681,080          1            775,488          1
  18   DEFERRED ASSETS (NET)                                             10,198,132         15          9,906,595         15
  19   OTHER ASSETS                                                       4,227,586          6          5,420,799          8

  20   TOTAL LIABILITIES                                                 41,027,026        100         38,720,132        100

  21   CURRENT LIABILITIES                                                7,932,044         19          5,380,531         14
  22   SUPPLIERS                                                          2,838,890          7          2,278,802          6
  23   BANK LOANS                                                           130,040          0            170,024          0
  24   STOCK MARKET LOANS                                                 2,205,795          5                  0          0
  25   TAXES PAYABLE                                                        421,704          1            766,894          2
  26   OTHER CURRENT LIABILITIES                                          2,335,615          6          2,164,811          6
  27   LONG-TERM LIABILITIES                                             21,253,071         52         22,514,363         58
  28   BANK LOANS                                                         4,817,239         12          2,114,615          5
  29   STOCK MARKET LOANS                                                14,623,370         36         18,229,482         47
  30   OTHER LOANS                                                        1,812,462          4          2,170,266          6
  31   DEFERRED LIABILITIES                                              11,686,152         28         10,428,327         27
  32   OTHER LIABILITIES                                                    155,759          0            396,911          1

  33   CONSOLIDATED STOCKHOLDERS' EQUITY                                 25,000,228        100         25,314,538        100

  34   MINORITY INTEREST                                                     56,434          0           (249,854)        (1)
  35   MAJORITY INTEREST                                                 24,943,794        100         25,564,392        101
  36   CONTRIBUTED CAPITAL                                               13,755,842         55         13,755,842         54
  37   CAPITAL STOCK (NOMINAL)                                            2,524,174         10          2,524,174         10
  38   RESTATEMENT OF CAPITAL STOCK                                       7,122,600         28          7,122,600         28
  39   PREMIUM ON SALES OF SHARES                                         4,109,068         16          4,109,068         16
  40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                 0          0                  0          0
  41   EARNED CAPITAL                                                    11,187,952         45         11,808,550         47
  42   RETAINED EARNINGS AND CAPITAL RESERVE                              6,665,107         27          6,935,663         27
  43   RESERVE FOR REPURCHASE OF SHARES                                   5,603,610         22          5,603,610         22
  44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
       HOLDERS' EQUITY                                                   (2,951,924)       (12)        (1,705,057)        (7)
  45   NET INCOME FOR THE YEAR                                            1,871,159          7            974,334          4



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                        QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.

                                                    CONSOLIDATED BALANCE SHEETS
                                                    BREAKDOWN OF MAJOR CONCEPTS
                                                   (Thousands of Mexican Pesos)
                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF
                                   CONCEPTS                               CURRENT YEAR                  PREVIOUS YEAR
                                                                     -----------------------       -----------------------
     S                                                                   Amount            %           Amount           %
----------------------------------------------------------------     -----------------------       -----------------------
    3     CASH AND SHORT-TERM INVESTMENTS                             14,689,904         100         12,274,099        100
   46     CASH                                                           451,738           3            591,940          5
   47     SHORT-TERM INVESTMENTS                                      14,238,166          97         11,682,159         95

   18     DEFERRED ASSETS (NET)                                       10,198,132         100          9,906,595        100
   48     DEFERRED EXPENSES (NET)                                      2,702,853          27          1,758,216         18
   49     GOODWILL                                                     7,495,279          73          8,148,379         82
   50     DEFERRED TAXES                                                       0           0                  0          0
   51     OTHER                                                                0           0                  0          0

   21     CURRENT LIABILITIES                                          7,932,044         100          5,380,531        100
   52     FOREIGN CURRENCY LIABILITIES                                 4,460,551          56          2,526,363         47
   53     MEXICAN PESOS LIABILITIES                                    3,471,493          44          2,854,168         53

   24     STOCK MARKET LOANS                                           2,205,795         100                  0        100
   54     COMMERCIAL PAPER                                                     0           0                  0          0
   55     CURRENT MATURITIES OF MEDIUM-TERM NOTES                              0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                  2,205,795         100                  0          0

   26     OTHER CURRENT LIABILITIES                                    2,335,615         100          2,164,811        100
   57     OTHER CURRENT LIABILITIES WITH COST                             72,175           3             72,129          3
   58     OTHER CURRENT LIABILITIES WITHOUT COST                       2,263,440          97          2,092,682         97

   27     LONG-TERM LIABILITIES                                       21,253,071         100         22,514,363        100
   59     FOREIGN CURRENCY LIABILITIES                                15,487,837          73          1,469,366          7
   60     MEXICAN PESOS LIABILITIES                                    5,765,234          27         21,044,997         93

   29     STOCK MARKET LOANS                                          14,623,370         100         18,229,482        100
   61     BONDS                                                       14,623,370         100         18,229,482        100
   62     MEDIUM-TERM NOTES                                                    0           0                  0          0

   30     OTHER LOANS                                                  1,812,462         100          2,170,266        100
   63     OTHER LOANS WITH COST                                        1,239,139          68          1,469,366         68
   64     OTHER LOANS WITHOUT COST                                       573,323          32            700,900         32

   31     DEFERRED LIABILITIES                                        11,686,152         100         10,438,327        100
   65     NEGATIVE GOODWILL                                                    0           0                  0          0
   66     DEFERRED TAXES                                               1,268,572          11            814,659          8
   67     OTHER                                                       10,417,580          89          9,623,668         92

   32     OTHER LIABILITIES                                              155,759         100            396,911        100
   68     RESERVES                                                       155,759         100                  0          0
   69     OTHER LIABILITIES                                                    0           0            396,911        100

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                 (2,951,924)        100         (1,705,057)       100
          HOLDERS' EQUITY
   70     ACCUMULATED  MONETARY RESULT                                   (31,791)         (1)           (31,791)        (2)
   71     RESULT FROM HOLDING NON-MONETARY  ASSETS                    (2,920,133)        (99)        (1,673,266)       (98)



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       2         YEAR:   2005
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED FINANCIAL STATEMENTS
                                                          OTHER CONCEPTS
                                                   (Thousands of Mexican Pesos)
                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
   REF
                     CONCEPTS                             CURRENT YEAR                 PREVIOUS YEAR
                                                   --------------------------      --------------------
    S                                                        Amount                        Amount
------------------------------------------------   --------------------------      --------------------
   72     WORKING CAPITAL                                    18,117,298                    16,835,851
   73     PENSIONS  AND SENIORITY PREMIUMS                    1,182,694                     1,027,473
   74     EXECUTIVES (*)                                             35                            35
   75     EMPLOYEES (*)                                          14,651                        14,070
   76     WORKERS (*)                                                 0                             0
   77     OUTSTANDING SHARES (*)                        340,788,146,907                 8,789,447,309
   78     REPURCHASED SHARES (*)                         28,485,223,494                   676,100,650

    (*) THESE CONCEPTS ARE STATED IN UNITS



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       2         YEAR:   2005
GRUPO TELEVISA, S.A.

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                           FROM JANUARY 1 THROUGH JUNE 30, 2005 AND 2004
                                                   (Thousands of Mexican Pesos)
                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                      CURRENT YEAR                 PREVIOUS YEAR
                                                                    -----------------------      -------------------------
    R                                                                  Amount           %            Amount           %
----------------------------------------------------------------    -----------------------      -------------------------
    1     NET SALES                                                  14,226,481        100         13,240,165        100
    2     COST OF SALES                                               7,621,655         54          7,682,296         58
    3     GROSS PROFIT                                                6,604,826         46          5,557,869         42
    4     OPERATING EXPENSES                                          2,261,281         16          2,029,077         15
    5     OPERATING INCOME                                            4,343,545         31          3,528,792         27
    6     INTEGRAL FINANCING COST                                       975,709          7            540,594          4
    7     INCOME AFTER INTEGRAL FINANCING COST                        3,367,836         24          2,988,198         23
    8     OTHER FINANCIAL OPERATIONS                                    449,709          3            492,505          4
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                     2,918,127         21          2,495,693         19
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                       761,443          5            649,505          5
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                     2,156,684         15          1,846,188         14
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                   155,366          1            154,441          1
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                  2,312,050         16          2,000,629         15
   14     INCOME FROM DISCONTINUED OPERATIONS                                 0          0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                         2,312,050         16          2,000,629         15
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                           0          0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                 177,907          1          1,034,919          8
   18     NET CONSOLIDATED INCOME                                     2,134,143         15            965,710          7
   19     NET INCOME OF MINORITY INTEREST                               262,984          2             (8,624)         0
   20     NET INCOME OF MAJORITY INTEREST                             1,871,159         13            974,334          7



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       2         YEAR:   2005
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                   (Thousands of Mexican Pesos)
                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                      CURRENT YEAR                 PREVIOUS YEAR
                                                                    -----------------------      -------------------------
    R                                                                  Amount           %            Amount           %
----------------------------------------------------------------    -----------------------      -------------------------

    1     NET SALES                                                  14,226,481        100         13,240,165         100
   21     DOMESTIC                                                   12,494,031         88         10,834,159          82
   22     FOREIGN                                                     1,732,450         12          2,406,006          18
   23     TRANSLATED INTO DOLLARS (***)                                 161,278          1            199,889           2

    6     INTEGRAL FINANCING COST                                       975,709        100            540,594         100
   24     INTEREST EXPENSE                                            1,077,675        110            766,280         142
   25     FOREIGN EXCHANGE LOSS                                         399,886         41                  0           0
   26     INTEREST INCOME                                               555,959         57            333,972          62
   27     FOREIGN EXCHANGE GAIN                                               0          0             66,946          12
   28     RESULT FROM MONETARY POSITION                                  41,756          4            139,513          26
   42     LOSS ON RESTATEMENT OF UDI'S                                   12,351          1             35,719           7
   43     GAIN ON RESTATEMENT OF UDI'S                                        0          0                  0           0

    8     OTHER FINANCIAL OPERATIONS                                    449,709        100            492,505         100
   29     OTHER EXPENSE (INCOME) NET                                    449,709        100            492,505         100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                   0          0                  0           0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                       0          0                  0           0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING             761,443        100            649,505         100
   32     INCOME TAX                                                    784,190        103            634,662          98
   33     DEFERRED INCOME TAX                                           (26,016)        (3)            11,958           2
   34     EMPLOYEES' PROFIT SHARING                                       3,269          0              2,885           0
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                  0          0                  0           0

(***)  THOUSANDS OF DOLLARS


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                        QUARTER:       2           YEAR:   2005
GRUPO TELEVISA, S.A.

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                          OTHER CONCEPTS
                                                   (Thousands of Mexican Pesos)
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                       CURRENT YEAR                 PREVIOUS YEAR
                                                                     -----------------------      -------------------------
    R                                                                   Amount           %            Amount           %
-----------------------------------------------------------------    -----------------------      -------------------------
36     TOTAL SALES                                                       15,393,327                14,228,546
37     TAX RESULT FOR THE YEAR                                            1,462,716                         0
38     NET SALES (**)                                                    30,543,174                26,751,438
39     OPERATING INCOME (**)                                              9,440,786                 7,161,713
40     NET INCOME OF MAJORITY INTEREST (**)                               5,247,968                 3,137,938
41     NET CONSOLIDATED INCOME (**)                                       5,752,826                 3,009,158

(**)   RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       2         YEAR:   2005
GRUPO TELEVISA, S.A.

                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                            FROM APRIL 1 THROUGH JUNE 30, 2005 AND 2004
                                                   (Thousands of Mexican Pesos)

                                                                                                            FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                      CURRENT YEAR                 PREVIOUS YEAR
                                                                    -----------------------      -------------------------
    R                                                                  Amount           %            Amount           %
----------------------------------------------------------------    -----------------------      -------------------------
 1     NET SALES                                                      7,856,388        100          7,779,548        100
 2     COST OF SALES                                                  4,001,548         51          4,314,338         55
 3     GROSS PROFIT                                                   3,854,840         49          3,465,210         45
 4     OPERATING EXPENSES                                             1,156,115         15          1,147,711         15
 5     OPERATING INCOME                                               2,698,725         34          2,317,499         30
 6     INTEGRAL FINANCING COST                                          672,919          9            155,076          2
 7     INCOME AFTER INTEGRAL FINANCING COST                           2,025,806         26          2,162,423         28
 8     OTHER FINANCIAL OPERATIONS                                       249,849          3            259,763          3
 9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
       SHARING                                                        1,775,957         23          1,902,660         24
10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
       SHARING                                                          450,331          6            482,725          6
11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
       SHARING                                                        1,325,626         17          1,419,935         18
12     SHARE IN NET INCOME OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                                      136,990          2            108,005          1
13     CONSOLIDATED NET INCOME OF CONTINUING
       OPERATIONS                                                     1,462,616         19          1,527,940         20
14     INCOME FROM DISCONTINUED OPERATIONS                                    0          0                  0          0
15     CONSOLIDATED NET INCOME BEFORE
       EXTRAORDINARY ITEMS                                            1,462,616         19          1,527,940         20
16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                              0          0                  0          0
17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                          0          0          1,034,919         13
18     NET CONSOLIDATED INCOME                                        1,462,616         19            493,021          6
19     NET INCOME OF MINORITY INTEREST                                  185,556          2             11,469          0
20     NET INCOME OF MAJORITY INTEREST                                1,277,060         16            481,552          6



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                         QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.

                                            QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                   (Thousands of Mexican Pesos)
                                                                                                             FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                       CURRENT YEAR                 PREVIOUS YEAR
                                                                     -----------------------      -------------------------
    R                                                                   Amount           %            Amount           %
-----------------------------------------------------------------    -----------------------      -------------------------
 1     NET SALES                                                       7,856,388        100          7,779,548        100
21     DOMESTIC                                                        6,911,389         88          6,483,972         83
22     FOREIGN                                                           944,999         12          1,295,576         17
23     TRANSLATED INTO DOLLARS (***)                                      90,717          1            104,695          1

 6     INTEGRAL FINANCING COST                                           672,919        100            155,076        100
24     INTEREST EXPENSE                                                  540,529         80            460,212        297
25     FOREIGN EXCHANGE LOSS                                             370,075         55                  0          0
26     INTEREST INCOME                                                   263,600         39            175,721        113
27     FOREIGN EXCHANGE GAIN                                                   0          0             74,630         48
28     RESULT FROM MONETARY POSITION                                      23,809          4            (26,193)       (17)
42     LOSS ON RESTATEMENT OF UDI'S                                        2,106          0                  0          0
43     GAIN ON RESTATEMENT OF UDI'S                                            0          0             28,592         18

 8     OTHER FINANCIAL OPERATIONS                                        249,849        100            259,763        100
29     OTHER EXPENSE (INCOME) NET                                        249,849        100            259,763        100
30     (GAIN) LOSS ON SALE OF OWN SHARES                                       0          0                  0          0
31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                           0          0                  0          0

10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                 450,331        100            482,725        100
32     INCOME TAX                                                        521,578        116            431,004         89
33     DEFERRED INCOME TAX                                               (73,663)       (16)            49,567         10
34     EMPLOYEES' PROFIT SHARING                                           2,416          1              2,154          0
35     DEFERRED EMPLOYEES' PROFIT SHARING                                      0          0                  0          0

(***)  THOUSANDS OF DOLLARS


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.

                                     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                           FROM JANUARY 1 THROUGH JUNE 30, 2005 AND 2004
                                                   (Thousands of Mexican Pesos)
                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                        CURRENT YEAR                 PREVIOUS YEAR
                                                                      -----------------------      -------------------------
    C                                                                          Amount                        Amount
------------------------------------------------------------------    -----------------------      -------------------------
1      CONSOLIDATED NET INCOME                                                2,134,143                      965,710
2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING RESOURCES                                                1,318,555                    1,942,042
3      RESOURCES FROM NET INCOME FOR THE YEAR                                 3,452,698                    2,907,752
4      RESOURCES FROM CHANGE IN WORKING CAPITAL                               1,482,986                    1,165,662
5      RESOURCES PROVIDED BY (USED FOR) OPERATING
       ACTIVITIES                                                             4,935,684                    4,073,414
6      CASH FLOW FROM EXTERNAL FINANCING                                       (609,494)                     224,990
7      CASH FLOW FROM INTERNAL FINANCING                                     (4,503,406)                  (4,017,189)
8      RESOURCES PROVIDED BY (USED FOR) FINANCING
       ACTIVITIES                                                            (5,112,900)                  (3,792,199)
9      RESOURCES PROVIDED BY (USED FOR) INVESTMENT
       ACTIVITIES                                                            (1,906,836)                  (1,481,562)
10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS                                                           (2,084,052)                  (1,200,347)
11     CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD                                                   16,773,956                   13,474,446
12     CASH AND SHORT-TERM INVESTMENTS AT THE END
       OF PERIOD                                                             14,689,904                   12,274,099



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.

                                     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                    BREAKDOWN OF MAIN CONCEPTS
                                                   (Thousands of Mexican Pesos)

                                                                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                         CURRENT YEAR                 PREVIOUS YEAR
                                                                       -----------------------      -------------------------
    C                                                                           Amount                        Amount
-------------------------------------------------------------------    -----------------------      -------------------------
 2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING RESOURCES                                                1,318,555                     1,942,042
13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                             1,090,582                       915,862
14      + (-) NET INCREASE (DECREASE) IN PENSIONS
       AND SENIORITY PREMIUMS                                                         0                             0
15      + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                                     0                             0
16      + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
       RESTATEMENT                                                                    0                             0
17      + (-) OTHER ITEMS                                                             0                             0
40      + (-) OTHER NON-EBITDA ITEMS                                            227,973                     1,026,180

 4     RESOURCES FROM CHANGE IN WORKING CAPITAL                               1,482,986                     1,165,662
18      + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                      5,834,407                     7,096,788
19      + (-) DECREASE (INCREASE) IN INVENTORIES                                669,215                       416,042
20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
       RECEIVABLE                                                              (113,010)                      (78,753)
21      + (-) INCREASE (DECREASE) IN SUPPLIERS                                  686,624                      (414,512)
22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                       (5,594,250)                   (5,853,903)

 6     CASH FLOW FROM EXTERNAL FINANCING                                       (609,494)                      224,990
23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                                  0                             0
24      + LONG-TERM BANK AND STOCK MARKET FINANCING                           6,445,200                       477,414
25      + DIVIDEND RECEIVED                                                           0                             0
26      + OTHER FINANCING                                                             0                             0
27      (-) BANK FINANCING AMORTIZATION                                        (150,301)                     (127,522)
28      (-) STOCK MARKET FINANCING AMORTIZATION                              (6,759,345)                            0
29      (-) OTHER FINANCING AMORTIZATION                                       (145,048)                     (124,902)

 7     CASH FLOW FROM INTERNAL FINANCING                                     (4,503,406)                   (4,017,189)
30      + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                    0                             0
31      (-) DIVIDENDS PAID                                                   (4,200,125)                   (4,013,109)
32      + PREMIUM ON SALE OF SHARES                                                   0                             0
33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                            (303,281)                       (4,080)

 9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
       ACTIVITIES                                                            (1,906,836)                   (1,481,562)
34      + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS                      73,418                      (261,373)
35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                     (1,058,290)                     (721,198)
36      (-) INCREASE IN CONSTRUCTION IN PROGRESS                                      0                             0
37      + SALE OF OTHER PERMANENT INVESTMENTS                                         0                             0
38      + SALE OF TANGIBLE FIXED ASSETS                                          71,673                        71,798
39      + (-) OTHER ITEMS                                                      (993,637)                     (570,789)



                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       2           YEAR:   2005
GRUPO TELEVISA, S.A.

                                                              RATIOS
                                                           CONSOLIDATED

                                                                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                         CURRENT YEAR                 PREVIOUS YEAR
    P
-------------------------------------------------------------------    -----------------------      -------------------------
        YIELD
  1     NET INCOME TO NET SALES                                             15.00      %                    7.29      %
  2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                             21.04      %                   12.27      %
  3     NET INCOME TO TOTAL ASSETS (**)                                      8.71      %                    4.70      %
  4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                          96.53      %                  105.24      %
  5     RESULT FROM MONETARY POSITION TO NET INCOME                         (1.96)     %                  (14.45)     %

        ACTIVITY
  6     NET SALES TO NET ASSETS (**)                                         0.46  times                    0.42  times
  7     NET SALES TO FIXED ASSETS (**)                                       1.60  times                    1.39  times
  8     INVENTORIES TURNOVER (**)                                            4.28  times                    4.06  times
  9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   60  days                       51  days
 10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                    9.75      %                    6.45      %

        LEVERAGE
 11     TOTAL LIABILITIES TO TOTAL ASSETS                                   62.14      %                   60.47      %
 12     TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            1.64  times                    1.53  times
 13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                   48.62      %                   10.32      %
 14     LONG-TERM LIABILITIES TO FIXED ASSETS                              111.29      %                  116.57      %
 15     OPERATING INCOME TO INTEREST PAID                                    4.03  times                    4.61  times
 16     NET SALES TO TOTAL LIABILITIES (**)                                  0.74  times                    0.69  times

        LIQUIDITY
 17     CURRENT ASSETS TO CURRENT LIABILITIES                                3.28  times                    4.13  times
 18     CURRENT ASSETS LESS INVENTORY TO CURRENT
        LIABILITIES                                                          2.80  times                    3.41  times
 19     CURRENT ASSETS TO TOTAL LIABILITIES                                  0.63  times                    0.57  times
 20     AVAILABLE ASSETS TO CURRENT LIABILITIES                            185.20      %                  228.12      %

        CASH FLOW
 21     RESOURCES FROM NET INCOME TO NET SALES                              24.27      %                   21.96      %
 22     RESOURCES FROM CHANGES IN WORKING CAPITAL
        TO NET SALES                                                        10.42      %                    8.80      %
 23     RESOURCES GENERATED (USED) IN OPERATING TO
        INTEREST PAID                                                        4.58  times                    5.32  times
 24     EXTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                                11.92      %                   (5.93)     %
 25     INTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                                88.08      %                  105.93      %
 26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
        TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                                          55.50      %                   48.68      %

(**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       2          YEAR:   2005
GRUPO TELEVISA, S.A.

                                                          DATA PER SHARE
                                                 CONSOLIDATED FINANCIAL STATEMENT


                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
   REF
                            CONCEPTS                                        CURRENT YEAR                 PREVIOUS YEAR
    D                                                                       Amount                    Amount
------------------------------------------------------------------    -----------------------      -------------------------
 1     BASIC PROFIT PER ORDINARY SHARE (**)                              $       .02                   $       .36
 2     BASIC PROFIT PER PREFERRED SHARE (**)                             $       .00                   $       .36
 3     DILUTED PROFIT PER ORDINARY SHARE (**)                            $       .00                   $       .00
 4     CONTINUING OPERATING PROFIT PER COMMON
       SHARE (**)                                                        $       .02                   $       .47
 5     EFFECT OF DISCONTINUED OPERATION ON
       CONTINUING OPERATING PROFIT PER SHARE (**)                        $       .00                   $      (.01)
 6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUING OPERATING PROFIT PER SHARE (**)                        $       .00                   $       .00
 7     EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
       CONTINUING OPERATING PROFIT PER SHARE (**)                        $       .00                   $      (.16)
 8     CARRYING VALUE PER SHARE                                          $       .07                   $      2.91
 9     CASH DIVIDEND ACCUMULATED PER SHARE                               $       .01                   $       .42
10     DIVIDEND IN SHARES PER SHARE                                              .00  shares                   .10  shares
11     MARKET PRICE TO CARRYING VALUE                                           3.97  times                   2.98  times
12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                                              18.57  times                  24.33  times
13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
       SHARE (**)                                                                .00  times                  24.13  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 2    YEAR: 2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)
                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE SECOND QUARTER OF 2005, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.45,482, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.229,069 OF RESALE OF SHARES REPURCHASED, AND PS.(532,350) OF REPURCHASE OF SHARES.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.











--------------------------------------------------------------

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       2            YEAR:   2005
GRUPO TELEVISA, S.A.

                                                                                                                    CONSOLIDATED
                                                                                                                  FINAL PRINTING
                                                  ANALYSIS OF PAID CAPITAL STOCK

                                                   CHARACTERISTICS OF THE SHARES
AUDITED INFORMATION
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL STOCK
                                                           NUMBER OF SHARES                          (Thousands of Mexican Pesos)
                                   ----------------------------------------------------------------- ----------------------------
             NOMINAL      VALID          FIXED        VARIABLE                           FREE
  SERIES      VALUE      COUPON         PORTION       PORTION       MEXICAN          SUBSCRIPTION         FIXED        VARIABLE
---------- ----------- ----------- ----------------- ---------- ----------------- ------------------ --------------- ------------
 A                            0     114,426,881,940              114,426,881,940                         852,636
 B                            0      54,129,895,555               54,129,895,555                         411,974
 D                            0      86,115,684,706               86,115,684,706                         629,782
 L                            0      86,115,684,706                                 86,115,684,706       629,782
 TOTAL                              340,788,146,907        0     254,672,462,201    86,115,684,706     2,524,174            0


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT
      340,788,146,907
SHARES REPRESENTED BY:

CPO's :     117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS :     0
ADRS's :    0
GDRS's :    0
ADS's :     0
GDS's :     TWENTY CPO's


                             SHARES REPURCHASED

                                       MARKET VALUE OF THE SHARE
              NUMBER OF           AT REPURCHASE        AT END OF THE
 SERIES         SHARES            AVERAGE PRICE        QUARTER PRICE
-----------------------------------------------------------------------------
    A       10,309,362,235           0.19144              0.28504
    B        6,139,787,241           0.19144              0.28504
    D        6,018,037,009           0.19144              0.28504
    L        6,018,037,009           0.19144              0.28504


    NOTES:

    THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.




     ---------------------------------    --------------------------------
            EMILIO AZCARRAGA JEAN                SALVI FOLCH VIADERO
        PRESIDENT AND CHIEF EXECUTIVE         CHIEF FINANCIAL OFFICER
                 OFFICER




                        MEXICO, D.F., JULY 14, 2005

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE: TLEVISA                               DATE: 7/14/2005
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
========================================================================

COMPANY'S NAME:                  GRUPO TELEVISA, S.A.
ADDRESS:                         AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-20-00
FAX:                             5261-24-94
INTERNET ADDRESS:                www.televisa.com.mx

TAX DATA OF THE ISSUER
========================================================================

COMPANY TAX CODE:                GTE901219GK3
ADDRESS:                         AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

------------------------------------------------------------------------
NAME:                            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-77
FAX:                             5261-20-43
E-MAIL:                          rglima@televisa.com.mx

EXECUTIVES DATA
========================================================================

BMV POSITION:                    CHAIRMAN OF THE BOARD
POSITION:                        CHAIRMAN OF THE BOARD
NAME:                            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                         AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                    DOCTORES
ZIP CODE:                        06724
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5709-42-89
FAX:                             5709-39-88
E-MAIL:                          emilio@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    GENERAL DIRECTOR
POSITION:                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                         AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                    DOCTORES
ZIP CODE:                        06724
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5709-42-89
FAX:                             5709-39-88
E-MAIL:                          emilio@televisa.com.mx
---------------------------------------------------------------------------

BMV POSITION:                    FINANCE DIRECTOR
POSITION:                        CHIEF FINANCIAL OFFICER
NAME:                            LIC. SALVI  FOLCH VIADERO
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-80
FAX:                             5261-20-39
E-MAIL:                          sfolch@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                                 THROUGH EMISNET
POSITION:                        DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-77
FAX:                             5261-20-43
E-MAIL:                          rglima@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING SHARE REPURCHASE
                                 INFORMATION THROUGH EMISNET
POSITION:                        VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                            LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-58
FAX:                             5261-25-24
E-MAIL:                          apenna@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR LEGAL MATTERS
POSITION:                        VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
                                 OF GRUPO TELEVISA
NAME:                            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-85
FAX:                             5261-25-46
E-MAIL:                          jmijares@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                        EXTERNAL GENERAL COUNSEL
NAME:                            LIC. RICARDO MALDONADO YANEZ
ADDRESS:                         MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                    LOMAS DE CHAPULTEPEC
ZIP CODE:                        11000
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5201-74-47
FAX:                             5520-10-65
E-MAIL:                          rmaldonado@macf.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                        COUNSEL OF THE PRESIDENT
NAME:                            LIC. JULIO BARBA HURTADO
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-23
FAX:
E-MAIL:                          jbarbah@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:                        DIRECTOR OF INVESTOR RELATIONS
NAME:                            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-46
FAX:                             5261-24-94
E-MAIL:                          mboyance@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING INFORMATION THROUGH
                                 EMISNET
POSITION:                        VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
                                 OF GRUPO TELEVISA
NAME:                            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-85
FAX:                             5261-25-46
E-MAIL:                          jmijares@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING RELEVANT EVENTS
                                 THROUGH EMISNET
POSITION:                        DIRECTOR OF INVESTOR RELATIONS
NAME:                            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-46
FAX:                             5261-24-94
E-MAIL:                          mboyance@televisa.com.mx




                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE: TLEVISA                               DATE: 7/14/2005
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

===========================================================================

POSITION :        PRESIDENT(S)

NAME :            EMILIO FERNANDO AZCARRAGA JEAN

---------------------------------------------------------------------------
POSITION :        VICE PRESIDENT(S)

NAME :            MARIA ASUNCION ARAMBURUZABALA LARREGUI

---------------------------------------------------------------------------
POSITION :        DIRECTOR(S)

NAME :            PEDRO ASPE ARMELLA
NAME :            ALBERTO BAILLERES GONZALEZ
NAME :            JULIO BARBA HURTADO
NAME :            JOSE ANTONIO BASTON PATINO
NAME :            MANUEL JORGE CUTILLAS COVANI
NAME :            ALFONSO DE ANGOITIA NORIEGA
NAME :            CARLOS FERNANDEZ GONZALEZ
NAME :            BERNARDO GOMEZ MARTINEZ
NAME :            CLAUDIO X. GONZALEZ LAPORTE
NAME :            ROBERTO HERNANDEZ RAMIREZ
NAME :            ENRIQUE KRAUZE KLEINBORT
NAME :            GERMAN LARREA MOTA VELAZCO
NAME :            GILBERTO PEREZALONSO CIFUENTES
NAME :            ALEJANDRO QUINTERO INIGUEZ
NAME :            FERNANDO SENDEROS MESTRE
NAME :            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :            CARLOS SLIM DOMIT
NAME :            LORENZO H. ZAMBRANO TREVINO

---------------------------------------------------------------------------
POSITION :        ALTERNATE DIRECTOR(S)

NAME :            HERBERT ALLEN III
NAME :            JUAN PABLO ANDRADE FRICH
NAME :            LUCRECIA ARAMBURUZABALA LARREGUI
NAME :            FELIX ARAUJO RAMIREZ
NAME :            MAXIMILIANO ARTEAGA CARLEBACH
NAME :            JOAQUIN BALCARCEL SANTA CRUZ
NAME :            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :            RAFAEL CARABIAS PRINCIPE
NAME :            FRANCISCO JOSE CHEVEZ ROBELO
NAME :            JOSE LUIS FERNANDEZ FERNANDEZ
NAME :            SALVI FOLCH VIADERO
NAME :            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :            JOSE HEREDIA BRETON
NAME :            JOSE ANTONIO LARA DEL OLMO
NAME :            JORGE LUTTEROTH ECHEGOYEN
NAME :            JUAN SEBASTIAN MIJARES ORTEGA
NAME :            ALBERTO MONTIEL CASTELLANOS
NAME :            RAUL MORALES MEDRANO
NAME :            ALEXANDRE MOREIRA PENNA DA SILVA
NAME :            GUILLERMO NAVA GOMEZ-TAGLE

---------------------------------------------------------------------------
POSITION :        STATUTORY AUDITOR(S)

NAME :            MARIO SALAZAR ERDMANN

---------------------------------------------------------------------------
POSITION :        ALTERNATE STATUTORY AUDITOR(S)

NAME :            JOSE MIGUEL ARRIETA MENDEZ

---------------------------------------------------------------------------
POSITION :        SECRETARY(IES) OF THE BOARD

NAME :            RICARDO MALDONADO YANEZ

---------------------------------------------------------------------------
POSITION :        ALTERNATE SECRETARY(IES) OF THE BOARD

NAME :            JULIO BARBA HURTADO

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                        QUARTER: 2    YEAR:  2005
GRUPO TELEVISA, S.A.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS


                                ANNEX 1                       CONSOLIDATED
                                                             FINAL PRINTING


-----------------------------------------------------------------------------
MEXICO CITY,  D.F., JULY 14,  2005--GRUPO  TELEVISA,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER OF 2005. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2005. DURING THE FOURTH QUARTER OF 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT, WHICH RESULTED IN A CHANGE IN THE
ACCOUNTING TREATMENT OF THE RECOGNITION OF SALES AND COST OF GOODS SOLD. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS.

NET SALES

PRO-FORMA NET SALES INCREASED 6.5% TO PS.7,856.4 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.7,380 MILLION IN THE SECOND QUARTER OF LAST YEAR. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR TELEVISION BROADCASTING, SKY MEXICO, PUBLISHING, PAY TELEVISION NETWORKS, CABLE TELEVISION, RADIO AND PUBLISHING DISTRIBUTION SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR OTHER BUSINESSES AND PROGRAMMING EXPORTS SEGMENTS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA") INCREASED 12.8% TO PS.3,247.2 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.2,877.9 MILLION IN THE SECOND QUARTER OF 2004. THIS INCREASE REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES. OIBDA MARGIN EXPANDED TO AN ALL-TIME HIGH OF 41.3%, UP FROM A PRO-FORMA MARGIN OF 39% REPORTED IN THE SECOND QUARTER OF 2004. OPERATING INCOME ROSE 16.4% TO PS.2,698.7 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.2,317.5 MILLION REPORTED IN LAST YEAR'S SECOND QUARTER.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.548.5 MILLION AND PS.560.4 MILLION IN THE SECOND QUARTERS OF 2005 AND 2004, RESPECTIVELY.

NET INCOME INCREASED 165.2% TO PS.1,277.1 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.481.6 MILLION IN THE SECOND QUARTER OF 2004. THE NET INCREASE OF PS.795.5 MILLION REFLECTED: I) A PS.369.3 MILLION INCREASE IN OIBDA; II) A PS.11.9 MILLION DECREASE IN DEPRECIATION AND AMORTIZATION;
III) A PS.11.4 MILLION DECREASE IN OTHER EXPENSE; IV) A PS.32.4 MILLION DECREASE IN INCOME TAXES; V) A PS.29 MILLION INCREASE IN EQUITY INCOME OF AFFILIATES; AND VI) THE ABSENCE OF A LOSS EFFECT IN ACCOUNTING CHANGE OF PS.1,034.9 MILLION. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY: I) A PS.517.8 MILLION INCREASE IN INTEGRAL COST OF FINANCING; II) A PS.1.5 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; AND III) A PS.174.1 MILLION INCREASE IN MINORITY INTEREST.

PRO-FORMA RESULTS BY BUSINESS SEGMENT

THE  FOLLOWING  SECOND-QUARTER  PRO-FORMA  NET SALES AND  OPERATING  INCOME
(LOSS) BEFORE DEPRECIATION AND AMORTIZATION REFLECT THE CHANGE IN OUR ACCOUNTING TREATMENT OF THE RECOGNITION OF SALES AND COST OF GOODS SOLD IN OUR PUBLISHING DISTRIBUTION SEGMENT.

TELEVISION BROADCASTING

SALES INCREASED 7.5% TO PS.4,475.7 MILLION COMPARED WITH PS.4,163.4 MILLION IN THE SAME QUARTER OF LAST YEAR. THIS INCREASE WAS ATTRIBUTABLE TO THE ABSENCE OF HOLY WEEK IN THE SECOND QUARTER OF 2005, POLITICAL ADVERTISING, AND A 7.9% INCREASE IN LOCAL SALES.

OIBDA INCREASED 14.3% TO PS.2,208.5 MILLION COMPARED WITH PS.1,933 MILLION REPORTED LAST YEAR. OIBDA MARGIN EXPANDED TO 49.3% FROM 46.4% IN THE SECOND QUARTER OF 2004, REACHING AN ALL-TIME HIGH DESPITE MARGINAL INCREASES IN COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

SALES INCREASED 25.1% TO PS.252.7 MILLION FROM PS.202 MILLION IN THE SAME QUARTER OF LAST YEAR. THIS INCREASE REFLECTS I) SALES OF PS.18.4 MILLION IN TUTV, OUR JOINT VENTURE WITH UNIVISION, WHICH WE BEGAN CONSOLIDATING INTO OUR FINANCIAL STATEMENTS EFFECTIVE JANUARY 1, 2005; II) HIGHER SIGNALS SOLD IN MEXICO; AND III) AN INCREASE IN SIGNALS SOLD IN LATIN AMERICA.

OIBDA ROSE 28.6% TO PS.102.1 MILLION COMPARED WITH PS.79.4 MILLION REPORTED IN THE SAME PERIOD OF LAST YEAR. THIS INCREASE WAS DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES. TUTV CONTRIBUTED PS.9.3 MILLION TO OIBDA IN THE SECOND QUARTER OF 2005.

PROGRAMMING EXPORTS

THE 9.7% DECREASE IN SALES TO PS.492.9 MILLION COMPARED WITH PS.545.8 MILLION IN THE SAME QUARTER OF LAST YEAR WAS DRIVEN BY I) THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.49.5 MILLION; II) LOWER SALES TO LATIN AMERICA; AND III) A 3.7% DECREASE IN UNIVISION ROYALTIES UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$28.6 MILLION COMPARED WITH U.S.$29.7 MILLION REPORTED IN THE SECOND QUARTER OF 2004. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER EXPORT SALES TO ASIA AND AFRICA.

THE 22.3% DROP IN OIBDA (TO PS.194.6 MILLION COMPARED WITH PS.250.3 MILLION REPORTED IN THE SAME PERIOD LAST YEAR), REFLECTED LOWER SALES AND MARGINAL INCREASES IN BOTH COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SALES ROSE 14.4% TO PS.633.7 MILLION COMPARED WITH PS.553.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS GROWTH WAS ATTRIBUTABLE TO INCREASES IN MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD, WHICH WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.22.8 MILLION.

OIBDA INCREASED 1.6% TO PS.136 MILLION COMPARED WITH PS.133.9 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES RELATED PRIMARILY TO THE LAUNCH OF NEW MAGAZINE TITLES IN MEXICO AND THE ACQUISITION OF HISPANIC PUBLISHING GROUP IN THE UNITED STATES.

PUBLISHING DISTRIBUTION

SALES INCREASED 5.8% TO PS.98.8 MILLION COMPARED WITH PS.93.4 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE GROWTH IN SALES CAME FROM AN INCREASE IN THE CIRCULATION OF MAGAZINES PUBLISHED BY THE COMPANY IN MEXICO AND ABROAD AND FROM HIGHER CIRCULATION OF MAGAZINES ABROAD PUBLISHED BY THIRD PARTIES. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.6.1 MILLION.

OIBDA INCREASED TO PS.3.6 MILLION FROM THE OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION OF PS.2 MILLION REPORTED IN THE SAME PERIOD OF LAST YEAR. THIS FAVORABLE COMPARISON REFLECTS A RISE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

SKY MEXICO

SALES ROSE 17.7% TO PS.1,442.5 MILLION COMPARED WITH PS.1,225.1 MILLION REPORTED IN THE SECOND QUARTER OF 2004. THIS INCREASE WAS DRIVEN BY A 26.1% INCREASE IN THE SUBSCRIBER BASE AND ADDITIONAL REVENUES FROM PAY-PER-VIEW, PRIMARILY FROM NON-RECURRING SPORTS EVENTS BROADCAST ON AN EXCLUSIVE BASIS. AS OF JUNE 30, 2005, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS REACHED 1,183,800 (INCLUDING 65,000 COMMERCIAL SUBSCRIBERS) COMPARED WITH 938,600 GROSS ACTIVE SUBSCRIBERS (INCLUDING 52,000 COMMERCIAL SUBSCRIBERS) IN LAST YEAR'S SECOND QUARTER.

OIBDA GREW 32.4% TO PS.587.3 MILLION COMPARED WITH PS.443.5 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE INCREASE IN OIBDA MARGIN TO A RECORD 40.7% --UP FROM 36.2% IN LAST YEAR'S SECOND QUARTER-- REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

SALES INCREASED 15.5% TO PS.330.7 MILLION COMPARED WITH PS.286.4 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. SALES GROWTH WAS DRIVEN BY I) A 4.5% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF JUNE 30, 2005, TOTALED 389,657 SUBSCRIBERS (INCLUDING 190,416 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S BASE OF 372,745 SUBSCRIBERS (INCLUDING 73,822 DIGITAL SUBSCRIBERS); II) AN INCREASE IN BROADBAND SUBSCRIBERS TO 43,646 COMPARED WITH THE 15,687 REPORTED LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2005.

OIBDA DECREASED 4.7% TO PS.104.2 MILLION COMPARED WITH PS.109.3 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS DECREASE REFLECTS HIGHER
PROGRAMMING  COSTS  AND  NETWORK   MAINTENANCE   EXPENSES  RELATED  TO  THE
DIGITALIZATION PROGRAM FOR OUR NETWORK, AS WELL AS HIGHER OPERATING EXPENSES ASSOCIATED WITH IMPROVING OUR CUSTOMER SERVICE.

RADIO

SALES ROSE 22.9% TO PS.86.9 MILLION COMPARED WITH PS.70.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THE SALES GROWTH CAME FROM AN INCREASE IN ADVERTISING TIME SOLD, MAINLY IN OUR NEWSCASTS, AND FROM POLITICAL ADVERTISING.

OIBDA INCREASED 63.7%, TO PS.14.9 MILLION FROM PS.9.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN PRIMARILY BY HIGHER SALES BUT WAS PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

SALES DECREASED 19.1% TO PS.296.2 MILLION COMPARED WITH PS.366.3 MILLION REPORTED IN THE SAME PERIOD LAST YEAR DUE MAINLY TO LOWER SALES IN OUR FEATURE FILM DISTRIBUTION BUSINESS. THIS DECREASE WAS PARTIALLY OFFSET BY HIGHER SALES IN I) OUR ESMAS.COM INTERNET PORTAL, INCLUDING SALES RELATED TO OUR SMS MESSAGING SERVICE; AND II) OUR SPORTS BUSINESSES.

OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.56 MILLION COMPARED WITH PS.27.5 MILLION REPORTED IN THE SECOND QUARTER OF 2004. THE UNFAVORABLE COMPARISON REFLECTS LOWER SALES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER OF 2005 AND 2004, AMOUNTED TO PS.253.7 MILLION AND PS.198.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE SECOND QUARTER OF 2005 AND 2004, AMOUNTED TO PS.48 MILLION AND PS.46.3 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

REFLECTS THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND SPORTS BUSINESSES.

SALES OF DISPOSED OPERATIONS FOR THE SECOND QUARTER OF 2004 AMOUNTED TO PS.72 MILLION. OIBDA OF DISPOSED OPERATIONS FOR THE SECOND QUARTER OF 2004 AMOUNTED TO PS.4.8 MILLION.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.517.8 MILLION TO PS.672.9 MILLION IN THE SECOND QUARTER OF 2005 FROM PS.155.1 MILLION IN THE SECOND QUARTER OF 2004. THIS INCREASE REFLECTED I) A PS.444.7 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS RESULTING
PRIMARILY FROM THREE FACTORS: 1) A LOSS RESULTING FROM HAVING A U.S.-DOLLAR-DENOMINATED NET ASSET POSITION COMBINED WITH A 3.74% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE SECOND QUARTER OF 2005, 2) A LOSS RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FORWARD EXCHANGE RATE OF THE FORWARD CONTRACTS WE ENTERED INTO TO HEDGE A PORTION OF THE U.S.$200 MILLION PRINCIPAL PAYMENT OF THE SENIOR NOTES MATURING IN AUGUST 2005, AND 3) A LOSS RESULTING FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US TO SWAP INTO FIXED PESOS UP TO FIVE YEARS OF U.S.-DOLLAR-DENOMINATED COUPONS OF A PORTION OF OUR U.S.-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS; II) A PS.111 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A NET INCREASE IN THE AVERAGE AMOUNT OF OUR TOTAL CONSOLIDATED DEBT; AND III) A PS.50 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM THE ABSENCE OF INFLATION IN THE THREE MONTHS ENDED JUNE 30, 2005 COMPARED WITH LAST YEAR'S SECOND QUARTER, AS WELL AS THE RESULT OF A HIGHER AVERAGE AMOUNT OF NET LIABILITY MONETARY POSITION IN SECOND QUARTER 2005. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.87.9 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS AND HIGHER INTEREST RATES DURING THE SECOND QUARTER OF 2005 COMPARED WITH LAST YEAR'S SECOND QUARTER.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.1.5 MILLION, OR 10.1%, TO PS.16.3 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.14.8 MILLION IN LAST YEAR'S SECOND QUARTER. THIS INCREASE REFLECTED PRIMARILY THE RECOGNITION OF ADDITIONAL NON-RECURRING EXPENSES IN CONNECTION WITH THE PREPAYMENT OF A PORTION OF OUR OUTSTANDING LONG-TERM DEBT, WHICH WAS PARTIALLY OFFSET BY A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORKFORCE REDUCTIONS.

OTHER EXPENSE - NET

OTHER EXPENSE DECREASED BY PS.11.4 MILLION, OR 4.7%, TO PS.233.5 MILLION IN SECOND QUARTER 2005 COMPARED WITH PS.244.9 MILLION IN THE SECOND QUARTER OF 2004. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN DONATIONS, A DECREASE IN LOSS ON DISPOSITION OF FIXED ASSETS, AND LOWER FEES FOR
ADVISORY AND PROFESSIONAL SERVICES. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN LOSS ON DISPOSITION OF INVESTMENTS IN CONNECTION WITH AN ESTIMATED LOSS ON DISPOSITION OF OUR 30% INTEREST IN DTH TECHCO PARTNERS ("TECHCO"), OUR JOINT VENTURE THAT PROVIDES TECHNICAL SERVICES TO OUR SATELLITE PLATFORMS IN MEXICO AND LATIN AMERICA.

INCOME TAX

INCOME TAX DECREASED BY PS.32.4 MILLION, OR 6.7%, TO PS.450.3 MILLION IN SECOND QUARTER 2005 FROM PS.482.7 MILLION IN SECOND QUARTER 2004. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME TAX BASE IN SECOND QUARTER 2005.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES INCREASED BY PS.29 MILLION, OR 26.9%, TO PS.137 MILLION IN THE SECOND QUARTER OF 2005 COMPARED WITH PS.108 MILLION IN THE SECOND QUARTER OF 2004. THIS INCREASE REFLECTED PRIMARILY A REDUCTION IN EQUITY LOSSES OF TECHCO.

LOSS EFFECT OF ACCOUNTING CHANGE

IN THE SECOND QUARTER OF 2004, WE RECOGNIZED A LOSS EFFECT OF ACCOUNTING CHANGE IN CONNECTION WITH THE INITIAL CONSOLIDATION OF SKY MEXICO'S FINANCIAL STATEMENTS AND ACCUMULATED LOSSES NOT RECOGNIZED IN PRIOR PERIODS. WE DID NOT RECOGNIZE ANY LOSS EFFECT OF ACCOUNTING CHANGE IN THE SECOND QUARTER OF 2005.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.174.1 MILLION TO PS.185.6 MILLION IN THE SECOND QUARTER OF 2005 FROM PS.11.5 MILLION IN THE SECOND QUARTER OF 2004. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE SKY MEXICO BUSINESS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THE SECOND QUARTER OF 2005, WE INVESTED APPROXIMATELY U.S.$57.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$12.2 MILLION AND U.S.$34.5 MILLION ARE RELATED TO OUR CABLE TELEVISION AND SKY MEXICO SEGMENTS, RESPECTIVELY.


DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.21,776.4 MILLION AND PS.20,514.1 MILLION AS OF JUNE 30, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A
CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.2,335.8 MILLION AND PS.170.0 MILLION, RESPECTIVELY, AND LONG-TERM DEBT OF SKY MEXICO IN THE AMOUNT OF PS.4,234.6 MILLION AND PS.20,514.1 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,311.3 MILLION AND PS.1,541.5 MILLION AS OF JUNE 30, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.72.2 MILLION AND PS.72.1 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2005, OUR CONSOLIDATED NET DEBT WAS PS.7,086.5 MILLION (PS.3,673 MILLION EXCLUDING SKY MEXICO) COMPARED WITH A CONSOLIDATED NET DEBT OF PS.8,240 MILLION (PS.4,157.8 MILLION EXCLUDING SKY MEXICO) AS OF JUNE 30, 2004.

IN MAY 2005, AS A RESULT OF THE CONTINUOUS IMPROVEMENT OF OUR CREDIT PROFILE, MOODY'S INVESTORS SERVICE UPGRADED TELEVISA'S FOREIGN-CURRENCY DEBT AND SENIOR UNSECURED ISSUER RATINGS TO BAA2 FROM BAA3. THE OUTLOOK ASSIGNED ON ALL THE RATINGS IS NOW STABLE. IN ADDITION, WE REOPENED OUR 20-YEAR 6 5/8% U.S.$400 MILLION SENIOR NOTES ISSUED IN MARCH 2005 FOR AN ADDITIONAL U.S.$200 MILLION.

ON JUNE 23RD, 2005, STANDARD & POOR'S RAISED INNOVA'S CORPORATE CREDIT RATING TO BB-/STABLE FROM B+/CREDITWATCH POSITIVE AND ON JULY 7TH, 2005, MOODY'S UPGRADED INNOVA'S CORPORATE FAMILY RATING TO BA3/STABLE FROM B2/POSITIVE.

SHARE BUYBACK PROGRAM

FROM APRIL 1 THROUGH JUNE 30, 2005, WE REPURCHASED APPROXIMATELY 12.7 MILLION CPOS FOR PS.401.3 MILLION IN NOMINAL TERMS. YEAR-TO-DATE WE HAVE REPURCHASED APPROXIMATELY 18.7 MILLION OF CPOS FOR PS.594.1 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

ON MAY 31, 2005, THE COMPANY MADE A PS.1.35 PER CPO CASH DISTRIBUTION TO SHAREHOLDERS, EQUIVALENT TO APPROXIMATELY PS.4,215 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THE SECOND QUARTER OF 2005, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 70.1%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 67.3%; AND FROM SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.3%.

GAMING BUSINESS

WE RECENTLY OBTAINED A PERMIT FROM THE SECRETARIA DE GOBERNACION, OR MEXICAN MINISTRY OF THE INTERIOR, TO OPERATE SPORTBOOKS AND NUMBER DRAWS, INCLUDING THE ESTABLISHMENT OF 65 LOCATIONS THROUGHOUT MEXICO. WE ARE IN THE PROCESS OF FINALIZING THE BUSINESS PLAN FOR THIS NEW VENTURE.

OUTLOOK FOR 2005

WE ARE RAISING OUR GUIDANCE FOR THE YEAR. WE NOW EXPECT TELEVISION BROADCASTING SALES TO INCREASE APPROXIMATELY 5% IN 2005. IN ADDITION, WE WILL CONTINUE TO KEEP COSTS AND EXPENSES UNDER CONTROL THROUGHOUT THE YEAR, WHICH SHOULD ALLOW OUR TELEVISION BROADCASTING OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN TO REACH 47%.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND
DISTRIBUTION AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE PRO-FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD RECOGNITION OF SALES AND COST OF GOODS SOLD BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO-FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER:  2      YEAR:  2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                  ANNEX 2
                                                              CONSOLIDATED
                                                             FINAL PRINTING
-----------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF JUNE 30, 2005, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)



1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2005 AND 2004, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2005, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS FOR SEVERANCE OBLIGATIONS REQUIRED BY THE REVISED BULLETIN D-3, "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"), AND RECOGNIZED A CUMULATIVE SEVERANCE LIABILITY IN ITS CONSOLIDATED BALANCE SHEET IN THE AMOUNT OF PS.254,650 (SEE NOTE 11). BULLETIN D-3 REQUIRES THAT SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BE RECOGNIZED BASED UPON ACTUARIAL CALCULATIONS. THROUGH DECEMBER 31, 2004, SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL WERE CHARGED BY THE GROUP TO INCOME IN THE YEAR IN WHICH THEY WERE INCURRED.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS OF THE BULLETIN C-10, "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE OPERATIONS" ISSUED BY THE MIPA, BULLETIN C-10 REQUIRES, AMONG OTHER PROVISIONS, THAT ALL DERIVATIVE INSTRUMENTS, INCLUDING CERTAIN DERIVATIVE INSTRUMENTS EMBEDDED IN OTHER CONTRACTS, BE RECORDED IN THE BALANCE SHEET AS EITHER AN ASSET OR A LIABILITY MEASURED AT ITS FAIR VALUE. THE ADOPTION OF BULLETIN C-10 AT JANUARY 1, 2005, DID NOT HAVE A MATERIAL EFFECT ON THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS.



2.   PROPERTY, PLANT AND EQUIPMENT:


     PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:


                                                          2005                 2004
                                                   --------------------  ------------------
      BUILDINGS                                    Ps.       7,633,547   Ps.     7,546,603
      BUILDING IMPROVEMENTS                                  1,656,902           1,737,557
      TECHNICAL EQUIPMENT                                   17,399,826          13,404,198
      SATELLITE TRANSPONDERS                                 1,637,525           1,757,062
      FURNITURE AND FIXTURES                                   575,424             622,996
      TRANSPORTATION EQUIPMENT                               1,118,804           1,126,366
      COMPUTER EQUIPMENT                                     1,473,459           1,254,013
                                                   --------------------  ------------------
                                                            31,495,487          27,448,795
      ACCUMULATED DEPRECIATION                             (16,813,290)        (12,660,041)
                                                   --------------------  ------------------
                                                   --------------------  ------------------
                                                            14,682,197          14,788,754
      LAND                                                   3,733,517           3,750,265
      CONSTRUCTION AND PROJECTS IN PROGRESS                    681,080             775,488
                                                   --------------------  ------------------
                                                   Ps.      19,096,794   Ps.    19,314,507
                                                   ====================  ==================

     DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004, WAS PS.990,400 AND PS.806,601, RESPECTIVELY.


3.   LONG-TERM DEBT SECURITIES:

     AS OF JUNE 30, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                       2005                              2004
                                         --------------------------------  -----------------------------
                                                                               U.S.
                                           U.S. DOLLAR                        DOLLAR
                                            PRINCIPAL                        PRINCIPAL
                                             AMOUNTS            MEXICAN       AMOUNTS         MEXICAN
                                           (THOUSANDS)           PESOS       (THOUSANDS)        PESOS
       LONG-TERM DEBT SECURITIES
----------------------------------------  --------------  ----------------  ------------  ---------------


11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A)(C)                                $    5,343   Ps.      57,395      $  5,343    Ps.     64,312
8.625% SENIOR NOTES DUE 2005 (B)(C)             200,000         2,148,400       200,000         2,407,345
8.000% SENIOR NOTES DUE 2011 (B)(C)(D)           75,484           810,849       300,000         3,611,017
6.625%  SENIOR NOTES DUE 2025 (B)(C)(D)         600,000         6,445,200             -                 -
8.500% SENIOR NOTES DUE 2032 (B)(C)             300,000         3,222,600       300,000         3,611,017
INNOVA'S 12.875% SENIOR NOTES DUE 2007                -                 -        88,000         1,059,233
INNOVA'S 9.375% SENIOR NOTES DUE
  2013 (E)                                      300,000         3,222,600       300,000         3,611,017
                                          --------------  ----------------  ------------   ---------------
                                           $  1,480,827        15,907,044   $ 1,193,343        14,363,941
                                          ==============                    ============
UDI-DENOMINATED NOTES DUE 2007 (D)(F)                             922,121                       3,865,541
                                                          ----------------                 ---------------
                                                           Ps. 16,829,165                  Ps. 18,229,482
                                                          ================                 ===============

(A) THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) THESE SECURITIES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY.

(C) INTEREST ON SERIES "B" SENIOR NOTES DUE 2006, AND SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49%, 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

(D) ON MARCH 18, 2005 AND MAY 26, 2005, THE COMPANY ISSUED U.S.$400 MILLION AND U.S.$200 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE ON MARCH 15, 2005 FOR ANY OR ALL OF THE U.S.$300 MILLION AGGREGATE PRINCIPAL AMOUNT OF 8.00% SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF THE AGGREGATE PRINCIPAL AMOUNT OF 8.15% UDI-DENOMINATED NOTES DUE 2007. THE TENDER OFFERS FOR THE SENIOR NOTES DUE 2011 AND THE UDI-DENOMINATED NOTES DUE 2007 EXPIRED ON MARCH 21, 2005 AND MARCH 23, 2005, RESPECTIVELY, AND THE COMPANY PREPAID PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THE AMOUNT OF APPROXIMATELY
     U.S.$222 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION OFFERING ARE INTENDED TO BE USED FOR CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS (SEE NOTE 14).

(E) IN SEPTEMBER 2003, INNOVA COMPLETED THE OFFERING OF THESE U.S.$300 MILLION SENIOR NOTES, BEARING AN INTEREST AT A COUPON RATE OF 9.375%, PAYABLE SEMIANNUALLY. THESE SECURITIES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE COVENANTS FOR INNOVA ON ADDITIONAL INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSETS SALES; AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. ADDITIONALLY, ON OR BEFORE SEPTEMBER 19, 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(F) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 AND 1,086,007,800 UDIS AS OF JUNE 30, 2005 AND 2004, RESPECTIVELY, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE
     SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2005 AND 2004 INCLUDES RESTAMENT OF PS.207,454 AND PS.735,605, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2005, WAS OF PS.3.564284 PER ONE UDI.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE PRINCIPAL AMOUNT OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032. EFFECTIVE MARCH 18, 2005, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS A HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE U.S.$400 MILLION SENIOR NOTES DUE 2025 ISSUED IN CONNECTION WITH THE PREPAYMENT OF APPROXIMATELY U.S.$485.4 MILLION OF PRINCIPAL AMOUNT OF THE COMPANY'S OUTSTANDING LONG-TERM DEBT. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE
7). AS OF JUNE 30, 2005, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG-TERM DEBT BEING HEDGED BY UNIVISION WAS APPROXIMATELY U.S.$775.5 MILLION.

     IN  JUNE  2005,  THE  GROUP   REPURCHASED   U.S.$2.0  MILLION  OF  THE
OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF U.S.$2.4 MILLION.


4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.


5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF JUNE 30,  IS  ANALYZED  AS
FOLLOWS:


                                                       2005                           2004
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED      NOMINAL PESOS      RESTATED
                                              PESOS           PESOS                           PESOS
                                           -------------  --------------  ---------------  -------------

CAPITAL STOCK ISSUED                       Ps.  2,524,174   Ps.  9,646,774  Ps.  2,524,174  Ps.  9,646,774
ADDITIONAL PAID-IN CAPITAL                      3,841,792        4,109,068       3,841,792       4,109,068
LEGAL RESERVE                                   1,018,068        1,754,254         802,231       1,536,697
RESERVE FOR REPURCHASE OF SHARES                2,255,655        5,603,610       2,255,655       5,603,610
UNAPPROPRIATED EARNINGS                         3,098,732       11,350,450       3,542,282      11,761,542
CUMULATIVE GAIN ON ISSUANCE OF SHARES
  OF ASSOCIATES                                 3,414,524        3,784,875       3,573,907       3,948,923
CUMULATIVE EFFECT OF DEFERRED TAXES            (2,197,681)      (2,913,279)     (2,197,681)     (2,913,279)
ACCUMULATED OTHER COMPREHENSIVE LOSS                   --       (3,823,520)             --      (2,740,701)
NET INCOME FOR THE SIX MONTHS                          --        1,871,159         933,883         974,334
SHARES REPURCHASED                             (6,007,852)      (6,439,597)     (5,126,948)     (6,362,576)
                                                            ---------------                 ---------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                         Ps. 24,943,794                  Ps. 25,564,392
                                                            ===============                 ================


     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("THE RECAPITALIZATION"), WHICH COMPRISED THE
FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES;
(III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.944,501 (NOMINAL OF PS.906,114 ); AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     IN CONNECTION WITH THE COMPANY'S RECAPITALIZATION IN JULY 2004, THE COMPANY ISSUED 312,880,056 ADDITIONAL CPOS BY COMBINNING 7,822,001,400 SERIES "A" SHARES, 6,883,361,232 SERIES "B" SHARES, 10,950,801,960 SERIES
"D" SHARES AND 10,950,801,960 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE OWNED BY CERTAIN SHAREHOLDERS. ADDITIONALY, IN OCTOBER, 2004, THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM CPOS, WHICH WERE ACQUIRED BY A COMPANY'S TRUST (EQUIVALENT TO 76,510,876 CPOS) AND A COMPANY'S SUBSIDIARY (EQUIVALENT TO 3,445,919 CPOS).

     IN APRIL, 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

     IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,214,750 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 31, 2005.


     AS OF JUNE 30, 2005, THE NUMBER OF SHARES AND CPOS AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


                           AUTHORIZED
SHARES                     AND ISSUED         REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                124,736,244,175    10,309,362,235    114,426,881,940
SERIES "B"                 60,269,682,796     6,139,787,241     54,129,895,555
SERIES "D"                 92,133,721,715     6,018,037,009     86,115,684,706
SERIES "L"                 92,133,721,715     6,018,037,009     86,115,684,706
                        ------------------  ----------------  -----------------
                          369,273,370,401    28,485,223,494    340,788,146,907
                        ==================  ================  =================

CPOS                        2,632,390,232       171,943,913      2,460,446,319
                       ===================  ================  ==================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF JUNE 30, 2005, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY AS
FOLLOWS:


                                                   A, B, D, AND L SHARES
                                       ----------------------------------------------
                                         IN THE FORM     NOT IN THE
                                           OF CPOS      FORM OF CPOS       TOTAL         NET COST
                                       ---------------------------------------------------------------
REPURCHASE PROGRAM                      3,995,035,200               -  3,995,035,200   PS.  (981,841)
OWNED BY A COMPANY'S SUBSIDIARY         7,170,630,129     537,563,559  7,708,193,688      (1,553,364)
ACQUIRED BY A COMPANY'S TRUST           8,951,772,492   7,830,222,114 16,781,994,606      (3,890,602)

                                       ---------------------------------------------------------------
                                       20,117,437,821   8,367,785,673 28,485,223,494   PS.(6,425,807)
                                       ===============================================================


     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE FIRST HALF OF 2005, THE COMPANY REPURCHASED 2,182,401,000 SHARES IN THE FORM OF 18,653,000 CPOS IN THE AMOUNT OF PS.593,694 (PS.594,091 NOMINAL).

     IN MARCH 2005, THE GROUP RELEASED 2,036,135,556 SHARES IN THE FORM OF 17,402,868 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.186,128, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN.

6.   REPURCHASE OF SHARES:

     AS OF JUNE 30, 2005, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,015,306. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.288,446, PS.644,787 AND PS.478,463, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.


7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED
OF:


                                                 2005             2004
                                            ---------------  ----------------
INTEREST EXPENSE (1)                      Ps.  1,090,026      Ps.     801,999
INTEREST INCOME                                 (555,959)            (333,972)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)            399,886              (66,946)
LOSS  FROM MONETARY POSITION (3)                  41,756              139,513
                                          --------------      ---------------
                                          Ps.    975,709      Ps.     540,594
                                          ==============      ===============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.18,504 AND PS.67,857 NET IN 2005 AND 2004, RESPECTIVELY.
(2) NET OF THE LOSS OF PS.315,831 IN 2005 AND THE GAIN OF PS.194,015 IN 2004 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2005 AND 2004 OF PS.36,286 AND PS.63,951, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.


8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:


                                                               2005             2004
                                                          --------------  ----------------
ASSETS:
ACCRUED LIABILITIES                                       Ps.   588,021   Ps.     525,652
GOODWILL                                                        853,023           869,287
TAX LOSS CARRYFORWARDS                                          996,397         1,706,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                 434,890           381,367
CUSTOMER ADVANCES                                             1,427,793         1,674,229
                                                          --------------  ----------------
                                                              4,300,124         5,157,110
                                                          --------------  ----------------
LIABILITIES:
INVENTORIES                                                    (696,372)       (1,496,641)
PROPERTY, PLANT AND EQUIPMENT - NET                          (1,289,423)       (1,173,151)
OTHER ITEMS                                                  (1,214,343)         (281,790)
INNOVA                                                       (1,568,519)       (1,647,714)
                                                          --------------  ----------------
                                                             (4,768,657)       (4,599,296)
                                                          --------------  ----------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES                       (468,533)          557,814
DEFERRED TAX OF FOREIGN SUBSIDIARIES                           (306,172)         (387,053)
ASSETS TAX                                                    1,427,538         1,936,083
VALUATION ALLOWANCE                                          (2,328,671)       (3,014,128)
RECOVERABLE INCOME TAX FROM REPURCHASE OF SHARES                223,845                 -
                                                          --------------  ----------------
DEFERRED INCOME TAX LIABILITY                                (1,451,993)         (907,284)
EFFECT ON CHANGE OF INCOME TAX RATES                            183,421            92,625
                                                          --------------  ----------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS           Ps.(1,268,572)  Ps.    (814,659)
                                                          ==============  ================


9.   EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 (SEE NOTE 1), THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.177,907, NET OF A RELATED INCOME TAX BENEFIT OF PS.76,395.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2004.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2005, ARE AS FOLLOWS:


                         HISTORICAL NET RESULT (1)                            RESTATED NET RESULT
======================--------------------------------                  ---------------------------------
                                                        INDEX AT END
      QUARTER           ACCUMULATED        QUARTER        OF PERIOD      ACCUMULATED        QUARTER
--------------------  ----------------- --------------  --------------  ---------------  ---------------

3 / 04                Ps.    2,387,396   Ps.  1,437,496     110.602     Ps. 2,448,805    Ps. 1,474,471
4 / 04                       4,316,743        1,887,299     112.550         4,351,143        1,902,338
1 / 05                         594,052          594,052     113.438           594,099          594,099
2 / 05                       1,871,159        1,277,060     113.447         1,871,159        1,277,060

(1)     AS REPORTED IN EACH QUARTER.


13.  INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004, WERE AS FOLLOWS:

                                       TOTAL       INTERSEGMENT    CONSOLIDATED       OPERATING
                                      REVENUES       REVENUES        REVENUES       INCOME (LOSS)
                                  ---------------  --------------  --------------  ---------------

2005:
TELEVISION BROADCASTING           Ps.  7,865,997    Ps.  236,153   Ps. 7,629,844    Ps.  3,100,048
PAY TELEVISION NETWORKS                  487,971         144,900         343,071           184,034
PROGRAMMING EXPORTS                      889,089               -         889,089           298,714
PUBLISHING                             1,092,497          19,998       1,072,499           162,162
PUBLISHING DISTRIBUTION                  184,535           4,702         179,833           (13,088)
SKY MEXICO                             2,746,107          14,326       2,731,781           704,716
CABLE TELEVISION                         634,866           1,045         633,821            46,304
RADIO                                    149,079          25,942         123,137             5,881
OTHER BUSINESSES                         651,294          27,888         623,406           (63,436)
ELIMINATIONS AND CORPORAT
EXPENSES                                (474,954)       (474,954)              -           (81,790)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 14,226,481               -      14,226,481         4,343,545
                                  ===============  ==============  ==============  ===============
2004:
TELEVISION BROADCASTING           Ps.  7,497,785    Ps.  109,933   Ps. 7,387,852    Ps.  2,736,120
PAY TELEVISION NETWORKS                  377,728          76,362         301,366           115,844
PROGRAMMING EXPORTS                      978,378               -         978,378           375,993
PUBLISHING                               940,862             197         940,665           154,664
PUBLISHING DISTRIBUTION                  957,530           4,136         953,394           (16,884)
SKY MEXICO (1)                         1,225,060           8,844       1,216,216           247,113
CABLE TELEVISION                         567,886           1,753         566,133            96,174
RADIO                                    125,735          24,870         100,865            (2,971)
OTHER BUSINESSES                         853,642          58,346         795,296           (97,447)
ELIMINATIONS AND CORPORATE
EXPENSES                                (284,441)       (284,441)              -           (79,814)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 13,240,165    Ps.       -    Ps.13,240,165    Ps.  3,528,792
                                  ===============  ==============  ==============  ===============

(1) BEGINNING  APRIL 1, 2004,  THE GROUP  CONSOLIDATES  THE  FINANCIAL  STATEMENTS OF INNOVA (SKY
MEXICO).


14.  PREPAYMENT OF LONG-TERM DEBT:

     IN THE FIRST HALF OF 2005, THE GROUP PREPAID CERTAIN LONG-TERM NOTES PAYABLE IN THE AGGREGATE PRINCIPAL AMOUNT OF APPROXIMATELY U.S.$4.8 MILLION, WHICH ORIGINALLY MATURED BETWEEN 2007 AND 2009.

     IN MAY 2005, THE GROUP PREPAID ALL OF THE OUTSTANDING AMOUNTS OF A PS.80.0 MILLION LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2006.


15.  DISPOSAL OF INTEREST IN DTH TECHCO PARTNERS:

     IN JUNE 2005, THE GROUP RECOGNIZED A LOSS ON DISPOSAL OF ITS 30% INTEREST IN DTH TECHCO PARTNERS ("TECHCO") AS A RESULT OF A PROPOSAL FROM DIRECTV TO PROVIDE TECHNICAL SERVICES TO THE GROUP'S SKY MEXICO BUSINESS, WHICH ARE BEING CURRENTLY PROVIDED BY TECHCO, AND THE EVENTUAL CLOSING OF TECHCO'S OPERATIONS. THE RELATED AGREEMENTS ARE EXPECTED TO BE EXECUTED BY THE PARTIES IN THE THIRD QUARTER OF 2005, INCLUDING THE RELEASE OF ANY GUARANTEES MADE BY THE GROUP IN CONNECTION WITH CERTAIN TECHCO'S INDEBTEDNESS. THE GROUP RECOGNIZED A PRETAX LOSS ON THIS INTENDED DISPOSAL OF APPROXIMATELY U.S.$14.7 MILLION (PS.158,463), WHICH REPRESENTED THE EXCESS OF THE CARRYING VALUE OF THE NET INVESTMENT IN TECHCO OVER ANY ESTIMATED PROCEEDS AT JUNE 30, 2005.

                             - - - - - - - - -


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                       QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.
                                                 ANALYSIS OF INVESTMENTS IN SHARES

                                                             ANNEX 3
                                                                                                                   CONSOLIDATED
                                                                                                                 Final Printing
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          TOTAL AMOUNT
                                                                                         %        (Thousands of Mexican Pesos)
                                                                      NUMBER         OWNERSHIP   ------------------------------
             COMPANY NAME (1)                 MAIN ACTIVITIES        OF SHARES          (2)         ACQUISITION       BOOK
                                                                                                       COST         VALUE (3)
-------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
 1   CORPORATIVO VASCO DE QUIROGA,        PROMOTION AND                 9,966,244      100.00        1,897,090      1,630,627
     S.A. DE C.V.                         DEVELOPMENT OF
                                          COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.       PROMOTION AND                11,979,937      100.00        1,499,651        738,967
                                          DEVELOPMENT OF
                                          COMPANIES
 3   DTH EUROPA, S.A.                     PROMOTION AND                 1,080,182       90.25          780,220          8,601
                                          DEVELOPMENT OF
                                          COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.         PROMOTION AND               619,586,864      100.00        1,816,751      2,160,261
                                          DEVELOPMENT OF
                                          COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.     PROMOTION AND                 1,037,498      100.00          823,582      1,725,047
                                          DEVELOPMENT OF
                                          COMPANIES
 6   FACTUM MAS, S.A. DE C.V.             PROMOTION AND             5,442,040,701      100.00        4,756,067       (634,457)
                                          DEVELOPMENT OF
                                          COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,       DISTRIBUTION OF BOOKS       349,470,905      100.00          822,778        625,339
     S.A. DE C.V.                         AND MAGAZINES
 8   CAMPUS AMERICA, S.A. DE C.V.         PROMOTION AND               418,881,301      100.00          342,274     10,795,801
                                          DEVELOPMENT OF
                                          COMPANIES
 9   PROMO-INDUSTRIAS                     PROMOTION AND                   900,621      100.00           38,612        116,358
     METROPOLITANAS, S.A. DE C.V.         DEVELOPMENT OF
                                          COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.     COMMERCIALIZATION OF         76,070,313       50.00          764,739        243,904
                                          RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                  MAINTENANCE OF                    1,500      100.00              750            846
                                          PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.   COMMERCIALIZATION OF        169,773,895      100.00       12,806,397     18,555,158
                                          TELEVISION
 13  TELEVISA ARGENTINA, S.A.             COMMERCIAL OPERATION          1,499,999      100.00          115,371         55,550
                                          OF TELEVISION
 15  TELEVISION INDEPENDIENTE DE          PROMOTION AND                32,989,789       99.98        2,864,972      5,292,091
     MEXICO, S.A. DE C.V.                 DEVELOPMENT OF
                                          COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                                           1                         203,790
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                                           1                         395,766
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                                           1                          27,353
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                                           1                          20,938
     FINANCING, 1998

-------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN SUBSIDIARIES                                                               29,329,254     41,961,940
-------------------------------------------------------------------------------------------------------------------------------

ASSOCIATES
 1   ARGOS COMUNICACION, S.A. DE C.V.     OPERATION AND/OR             33,000,000       15.30          137,000         31,842
                                          BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS           PRODUCTION OF                 1,735,560       49.00            4,384            721
     DIAMEX, S.A. DE C.V.                 ANIMATED CARTOONS
 3   EDITORIAL CLIO, LIBROS Y VIDEOS,     PUBLISHING AND PRINTING       2,627,050       30.00           26,270         11,023
     S.A. DE C.V.                         OF BOOKS AND
                                          MAGAZINES.
 4   ENDEMOL MEXICO, S.A. DE C.V.         COMMERCIALIZATION OF          1,635,000       50.00            1,635         16,916
                                          TELEVISION
                                          PROGRAMMING
 5   EN VIVO ESPECTACULOS, S. DE R.L.     LIVE ENTERTAINMENT IN                 2      100.00            4,898          1,265
     DE C.V.                              MEXICO
 6   MAS FONDOS, S.A. DE C.V.             MUTUAL FUND DISTRIBUTION         99,758       46.55           99,758         24,424
                                          COMPANY
 7   METROS CUBICOS, S.A. DE C.V.         PORTAL INTERNET               2,089,343       18.65           43,031         11,286

 8   OCESA ENTRETENIMIENTO, S.A. DE       LIVE ENTERTAINMENT IN        14,100,000       40.00        1,095,581        508,145
     C.V.                                 MEXICO
 9   TELEVISORA DEL YAQUI, S.A. DE C.V.   OPERATION AND/OR              4,124,986       15.00              412          7,491
                                          BROADCASTING OF T.V.
 10  UNIVISION COMMUNICATIONS, INC.       BROADCASTING OF T.V.         30,187,534        9.35        5,602,976      5,659,527
                                          SPANISH PROGRAMS

-------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATES                                                                  7,015,945      6,272,640

-------------------------------------------------------------------------------------------------------------------------------

     OTHER PERMANENT INVESTMENTS                                                                                      182,760

-------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                          36,345,199     48,417,340
-------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                        QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.
                                                              ANNEX 5
                                                        CREDIT BREAK DOWN
                                                   (Thousands of Mexican Pesos
                                                                                                                     CONSOLIDATED
                                                                                                                   Final Printing
----------------------------- -------------- ---------- --------------------- -----------------------------------------------------
                                                                                        Amortization of Credits in Foreign
                                                                                         Currency With National Entities
                                                            Denominated                           (Thousands of $)

                                                              In Pesos                             Time Interval
----------------------------- -------------- ---------- --------------------- -----------------------------------------------------
  Credit Type / Institution    Amortization   Interest   Until 1   More Than   Current  Until 1  Until 2  Until 3  Until 4  Until 5
                                   Date         Rate       Year      1 Year      Year     Year     Year     Year     Year     Year
----------------------------- -------------- ---------- --------------------- -----------------------------------------------------
BANKS
----------------------------- -------------- ---------- --------------------- -----------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                   4/23/2012       10.35              2,000,000
BANAMEX, S.A.                   5/21/2009        9.70              1,162,460
HSBC MEXICO, S.A.               12/2/2011       10.55              1,012,000
BANAMEX, S.A.                    5/1/2008        8.93     120,000    600,000
BANK OF AMERICA                 3/31/2010        4.59
SUNTRUST BANK MIAMI, NATIONAL    4/1/2008        4.50
BNP PARIBAS                     1/20/2009        4.06
BANCO DE BILBAO VIZCAYA, S.A.   1/30/2006        5.86
LEASING DE COLOMBIA             6/28/2009       13.28
LEASING DE OCCIDENTE            4/29/2007       15.86
SANTANDER CENTRAL HISPANO
  LEASING, S.A.                 1/24/2006       14.74


----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               120,000  4,774,460         -        -        -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                         5/13/2006       12.49
HOLDERS                          8/8/2005        9.07
HOLDERS                         9/13/2011        8.41
HOLDERS                         3/11/2032        8.94
HOLDERS                         3/18/2025        6.97
HOLDERS                         9/19/2013        9.86
UDI DENOMINATED-NOTES           4/13/2007        8.15                922,121
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                           -     922,121         -        -        -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                         6/30/2006               1,412,085                      1,046,937
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                         1,412,085         -          - 1,046,937       -        -        -       -
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                          9/7/2015               1,517,704     68,653         -   645,108  440,972       -        -       -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER CREDITS                           1,517,704     68,653         -   645,108  440,972       -        -       -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                   3,049,789  5,765,234         - 1,692,045  440,972       -        -       -
----------------------------------------------------------------------------------------------------------------------------------




----------------------------- ------------ -------- --------------------- ---------------------------------------------------------
                                                                                        Amortization of Credits in Foreign
                                                                                         Currency With Foreign Entities
                                                            Denominated                          (Thousands of $)

                                                              In Pesos                             Time Interval
----------------------------- ------------ -------- --------------------- ---------------------------------------------------------
  Credit Type / Institution   Amortization Interest  Until 1   More Than   Current  Until 1  Until 2  Until 3  Until 4    Until 5
                                  Date       Rate      Year      1 Year      Year     Year     Year     Year     Year       Year
----------------------------- ------------ -------- --------------------- ---------------------------------------------------------
BANKS
----------------------------- ------------ -------- --------------------- ---------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
HSBC MEXICO, S.A.
BANAMEX, S.A.
BANK OF AMERICA                                                                 269      269      538      538      538      27,384
SUNTRUST BANK MIAMI, NATIONAL                                                          4,297    4,297    4,297
BNP PARIBAS                                                                   2,659      747    1,494    1,494    1,495
BANCO DE BILBAO VIZCAYA, S.A.                                                   844      362
LEASING DE COLOMBIA                                                             229      166      276      101      102
LEASING DE OCCIDENTE                                                             78       85      225
SANTANDER CENTRAL HISPANO
  LEASING, S.A.                                                                  23       12

----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                   4,102    5,938    6,830    6,430    2,135      27,384
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
HOLDERS                                                                               57,395
HOLDERS                                                                   2,148,400
HOLDERS                                                                                                                     810,849
HOLDERS                                                                                                                   3,222,600
HOLDERS                                                                                                                   6,445,200
HOLDERS                                                                                                                   3,222,600
UDI DENOMINATED-NOTES
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                      2,148,400   57,395       -        -        -   13,701,249
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                              379,868
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                  -   379,868       -        -        -           -
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                          -   172,803  144,625   90,740  101,744     965,728
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER CREDITS                                                    -   172,803  144,625   90,740  101,744     965,728
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     2,152,502  616,004  151,455   97,170  103,879  14,694,361
----------------------------------------------------------------------------------------------------------------------------------


NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS:

                 $    10.7420   PESOS PER U.S. DOLLAR
                       0.0046   PESOS PER COLOMBIAN PESO
                      13.1076   PESOS PER EURO


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                    QUARTER: 2       YEAR: 2005
GRUPO TELEVISA, S.A.
                                                MONETARY FOREIGN CURRENCY POSITION
                                                   (Thousands of Mexican Pesos)

                                                             ANNEX 6
                                                                                                                CONSOLIDATED
                                                                                                              Final Printing
--------------------------------------------------------------------------------------------------------- ------------------
                                                    DOLLARS (1)               OTHER CURRENCIES (1)              TOTAL
                                           ----------------------------- -------------------------------- ------------------
             TRADE BALANCE                   THOUSANDS      THOUSANDS      THOUSANDS         THOUSANDS        THOUSANDS
                                            OF DOLLARS       OF PESOS      OF DOLLARS        OF PESOS         OF PESOS
---------------------------------------- ------------------------------- -------------------------------- ------------------

TOTAL ASSETS                                1,046,225      11,238,549        42,498            456,514       11,695,063
LIABILITIES POSITION                        1,832,800      19,687,937        28,480            305,933       19,993,870
SHORT-TERM LIABILITIES POSITION               391,185       4,202,109        28,293            303,924        4,506,033

LONG-TERM LIABILITIES POSITION              1,441,615      15,485,828           187              2,009       15,487,837

---------------------------------------- ------------------------------- -------------------------------- ------------------
NET BALANCE                                  (786,575)     (8,449,388)       14,018            150,581       (8,298,807)
---------------------------------------- ------------------------------- -------------------------------- ------------------

NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

            $   10.7420  PESOS PER U.S. DOLLAR
                13.1076  PESOS PER EURO
                 3.7370  PESOS PER ARGENTINEAN PESO
                 0.0185  PESOS PER CHILEAN PESO
                 0.0046  PESOS PER COLOMBIAN PESO
                 3.3220  PESOS PER PERUVIAN NUEVO SOL
                19.3459  PESOS PER POUNDS STERLING
                10.7420  PESOS PER ECUADORIAN SUCRE
                10.7420  PESOS PER PANAMANIAN BALBOA
                 0.0050  PESOS PER VENEZUELAN BOLIVAR

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                     QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.
                                                 RESULT FROM MONETARY POSITION (1)
                                                   (Thousands of Mexican Pesos)


                                                             ANNEX 7
                                                                                                                  CONSOLIDATED
                                                                                                                Final Printing
------------------------------------------------------------------------------------------------------------------------------
                                                               (ASSET) LIABILITY                           MONTHLY
          MONTH             MONETARY           MONETARY            MONETARY             MONTHLY             PROFIT
                             ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
------------------------------------------------------------------------------------------------------------------------------

JANUARY                    32,839,494         36,654,700           3,815,206              0.00                 134

FEBRUARY                   27,532,860         29,649,166           2,116,306              0.00               7,049

MARCH                      26,733,753         28,449,192           1,715,439              0.00               7,731

APRIL                      27,210,070         27,249,798              39,728              0.00                 141

MAY                        24,173,758         31,408,680           7,234,922              0.00             (18,174)

JUNE                       22,699,708         30,545,054           7,845,346              0.00                   -

RESTATEMENT:                                                             -                                      48

CAPITALIZATION:                                                          -                                       -

FOREIGN CORP.:                                                           -                                  (2,144)

OTHER                                                                    -                                 (36,541)

------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                      (41,756)
------------------------------------------------------------------------------------------------------------------------------

NOTES

          THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 36,286 FROM MONETARY
          POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE
          DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES
          PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                     QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8                         CONSOLIDATED
                                                                Final Printing
------------------------------------------------------------------------------
          FINANCIAL RESTRICTIONS BASED IN ISSUED DEBT AND/OR TITLE
------------------------------------------------------------------------------


THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$75.5 MILLION ARE OUTSTANDING AS OF JUNE 30, 2005), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2005, 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.






-------------------------------------------------------------------------------
                 ACTUAL SITUATION OF FINANCIAL RESTRICTIONS
-------------------------------------------------------------------------------


AT JUNE 30, 2005, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL
RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                                            ----------------------------------
                                              C.P. JORGE LUTTEROTH ECHEGOYEN
                                                CONTROLLER, VICE-PRESIDENT




                                                MEXICO, D.F. JULY 14, 2005

                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                   QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.
                                         PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                             ANNEX 9                                            CONSOLIDATED
                                                                                                              Final Printing
----------------------------------------------------------------------------------------------------------------------------
            PLANT OR CENTER                    ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                 CAPACITY (1)                (%)
----------------------------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                               0                       0
CORPORATIVO SANTA FE                HEADQUARTERS                                           0                       0
TELEVISA SAN ANGEL                  PRODUCTION AND BROADCASTING PROGRAMMING.               0                       0
TELEVISA CHAPULTEPEC                PRODUCTION AND BROADCASTING PROGRAMMING.               0                       0
REAL ESTATE                         LAND AND UNOCCUPIED, BUILDING,                         0                       0
                                    PARKING LOTS, ADMINISTRATIVE                           0                       0
                                    OFFICES, RADIO ANTENNAS,                               0                       0
                                    TELEVISION STATIONS FACILITIES.                        0                       0
TRANSMISSION STATIONS               BROADCASTER STATIONS.                                  0                       0
PUBLISHING:                                                                                0                       0
EDITORIALS                          ADMINISTRATION, SALES, PRODUCTION,                     0                       0
                                    STORAGE AND DISTRIBUTION OF                            0                       0
                                    MAGAZINES AND NEWSPAPERS.                              0                       0
RADIO:                                                                                     0                       0
SISTEMA RADIOPOLIS, S.A. DE C.V.    BROADCASTER STATIONS.                                  0                       0
CABLE TELEVISION:                                                                          0                       0
CABLEVISION, S.A. DE C.V.           CABLE TELEVISION, SIGNAL CONDUCTION                    0                       0
                                    AND TRANSMISSION EQUIPMENT.                            0                       0
OTHER BUSINESSES:                                                                          0                       0
IMPULSORA DEL DEPORTIVO -           SOCCER, SOCCER TEAMS, TRAINING                         0                       0
NECAXA, S.A. DE C.V. AND CLUB       FACILITIES, ADMINISTRATIVE OFFICES AND                 0                       0
DE FUTBOL AMERICA, S.A. DE C.V.     THE AZTECA STADIUM.                                    0                       0
                                                                                           0                       0
                                                                                           0                       0
                                                                                           0                       0
NOTES


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                                        QUARTER: 2        YEAR: 2005
GRUPO TELEVISA, S.A.
                                                        MAIN RAW MATERIALS

                                                             ANNEX 10
---------------------------------------------------------------------------------------------------------------------------------
                                  MAIN                                               MAIN          DOM.            COST
        DOMESTIC                SUPPLIERS                  FOREIGN                 SUPPLIERS      SUBST.        PRODUCTION
                                                                                                                   (%)
---------------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS        ANIME CREATIVE
                          CORPORATION                                                                              0.68
                          AMERICA FILMS,
                          S.A. DE C.V.                                                                             0.03
                          CINEMAS LUMIERE,
                          S.A. DE C.V.                                                                             0.04
                          CINEMATOGRAFICA
                          CALDERON, S.A.                                                                           1.08
                          CINEMATOGRAFICA
                          RODRIGUEZ, S.A.                                                                          0.35
                          DIANA INTERNACIO-
                          NAL  FILMS, S.A.                                                                         0.10
                          DIRSOL, S.A.                                                                             0.08
                          DISTRIBUIDORA RO-
                          MARI, S.A. DE C.V.                                                                       1.21
                          GRUPO GALINDO,
                          S.A. DE C.V.                                                                             0.08
                          GUSSI, S.A. DE C.V.                                                                      2.58
                          HITS MOVIE VIDEO,
                          S.A. DE C.V.                                                                             0.06
                          INSTITUTO  MEXICA-
                          NO DE CINE, S.A.                                                                         0.11
                          MICH AND RO
                          ENTERTAINMENT,
                          S.A. DE C.V.                                                                             0.20
                          NUVISION, S.A.                                                                           0.65
                          ORO FILMS,
                          S.A. DE C.V.                                                                             0.17
                          PANAMA INTER-
                          NATIONAL FILMS                                                                           0.04
                          PELICULAS CLA-
                          SICAS, S.A.                                                                              0.05
                          PELICULAS NACIO-
                          NALES, S.A.                                                                              0.04
                          PELICULAS  RODRI-
                          GUEZ, S.A.                                                                               0.58
                          PELICULAS Y VI-
                          DEOS INTERNACIO-
                          NALES, S.A.                                                                              0.06
                          PRODUCCIONES
                          AGUILA, S.A.                                                                             0.18
                          PRODUCCIONES
                          GAER, S.A.                                                                               0.03
                          PRODUCCIONES
                          GALUBI, S.A.                                                                             0.07
                          PRODUCCIONES
                          GONZALO ELVIRA                                                                           0.05
                          PRODUCCIONES
                          POTOSI, S.A.                                                                             0.04
                          PRODUCCIONES
                          TOBARI, S.A.                                                                             0.02
                          ROBERTO GINART
                          AVALOS                                                                                   0.07
                          SECINE, S.A. DE C.V.                                                                     0.11
                          SHOW CINEMA,
                          S.A. DE C.V.                                                                             0.07
                          VIDEOVISA , S.A.
                          DE C.V.                                                                                  0.04
                          OTHER                                                                                    1.30
                                                PROGRAMS AND FILMS             4KIDS ENTERTAIN-
                                                                               MENT                 NO             0.07
                                                                               ALFRED HABER
                                                                               DISTRIBUTION, INC.   NO             0.57
                                                                               ALLIANCE ATLAN-
                                                                               TIS INTERNATIONAL    NO             0.78
                                                                               ALLIANCE ATLAN-
                                                                               TIS PICTURE          NO             0.11
                                                                               AMERICA PRO-
                                                                               DUCCIONES, S.A.      NO             3.77
                                                                               BBC WORDLWIDE
                                                                               AMERICA, INC.        NO             0.15
                                                                               BELLEVILLE
                                                                               INVESTMENT,LTD.      NO             0.04
                                                                               BETAFILM GMBH
                                                                               & CO.                NO             0.86
                                                                               BEVERLY HILLS
                                                                               ENTERTAINMENT        NO             0.09
                                                                               CARSEY WERNER
                                                                               DISTRIBUTION,INC.                   0.23
                                                                               CBS BROADCAST        NO
                                                                               INTERNATIONAL        NO             1.22
                                                                               CCC OF AMERICA,
                                                                               INC.                 NO             0.09
                                                                               CINAR FILMS, INC.                   0.05
                                                                               CONSTELLATION        NO
                                                                               PICTURES, INC.                      2.80
                                                                               CPT HOLDINGS,        NO
                                                                               INC.                 NO             0.82
                                                                               CROMOSOMA,
                                                                               S.A.                 NO             0.22
                                                                               CROWN MEDIA
                                                                               DIC ENTERTAIN-       NO
                                                                               MENT, CORP.                         0.31
                                                                               DORLING KINDER-      NO
                                                                               SLEY VISION          NO             0.17
                                                                               DREAMWORKS                          2.72
                                                                               ENTERTAINMENT        NO
                                                                               RIGHTS DIST-                        0.28
                                                                               FIREWORKS INTER-     NO
                                                                               NATIONAL                            1.16
                                                                               HASBRO INTERNA-
                                                                               TIONAL,INC.          NO             0.31
                                                                               HEARTS ENTER-
                                                                               TAINMENT, INC.       NO             1.02
                                                                               HIGHPOINT PRODUC-
                                                                               TIONS, INC.                         0.28
                                                                               INDEPENDENT          NO
                                                                               INTERNATIONAL
                                                                               T.V. INC.                           4.14
                                                                               KUSHNER-LOCKE        NO
                                                                               INTERNATIONAL                       0.34
                                                                               LUCAS FILM,          NO
                                                                               LTD.                                3.09
                                                                               LE MONDE             NO
                                                                               ENTERTAINMENT,
                                                                               INC.                 NO             0.27
                                                                               MENDELSON
                                                                               PAWS PRODUC-         NO
                                                                               TIONS, INC.                         0.22
                                                                               MGM/UA TELECOM       NO
                                                                               MUNICATIONS, INC.                   3.48
                                                                               MORGAN CREEK
                                                                               INTERNATIONAL        NO             0.86
                                                                               MTV NETWORKS A
                                                                               DIVISION OF VIACOM   NO
                                                                               INT.                                0.37
                                                                               MULTIFILMS,          NO
                                                                               B.V.                                1.42
                                                                               MYRIAM BALLES-       NO
                                                                               TEROS PRODUC-
                                                                               TIONS, INC.          NO             0.13
                                                                               NELVANA INTER-
                                                                               NATIONAL                            0.67
                                                                               NEW LATIN            NO
                                                                               IMAGE CORPO-
                                                                               RATION, INC.         NO             0.16
                                                                               NU IMAGE             NO
                                                                               INCORPORATED                        0.42
                                                                               PALOMA  PRO-         NO
                                                                               DUCTIONS, LLC.                      1.90
                                                                               PARAMOUNT            NO
                                                                               PICTURES , CORP.                    4.60
                                                                               PEAKVIEWING          NO
                                                                               TRANSATLANTIC                       0.09
                                                                               SALSA ENTER-         NO
                                                                               TAINMENT,INC.                       1.44
                                                                               SESAME               NO
                                                                               WORKSHOP                            0.38
                                                                               SHOGAKUKAN
                                                                               PRODUCTIONS,         NO
                                                                               INC.                 NO             0.06
                                                                               SONY CORPORA-
                                                                               TION OF AMERICA      NO            11.75
                                                                               SOUTHERN
                                                                               STAR, INC.                          0.18
                                                                               STUDIO CANAL         NO
                                                                               IMAGE                               0.69
                                                                               TEPUY USA COR-       NO
                                                                               PORATION                            0.66
                                                                               TF1 INTERNA-         NO
                                                                               TIONAL,INC.                         0.22
                                                                               TOEI ANIMATION
                                                                               CO., LTD                            0.93
                                                                               TOKYO BROAD
                                                                               CASTING SYSTEM                      0.21
                                                                               TWENTIETH CEN-
                                                                               TURY FOX, INC.                      6.14
                                                                               UNIVERSAL STUDIOS
                                                                               INTERNATIONAL, B.V.                 6.85
                                                                               VENEVISION IN-
                                                                               TERNACIONAL,
                                                                               INC.                                0.25
                                                                               VENTURA FILM-
                                                                               DISTRIBUTORS BV                     0.55
                                                                               VIACON LATINO
                                                                               AMERICANA, INC.                     0.09
                                                                               WARNER BROS.
                                                                               INTERNATIONAL
                                                                               TELEVISION                         16.84
                                                                               WELLSPRING
                                                                               MEDIA, INC.                         0.12
                                                                               WHILAND COMPANY                     0.82
                                                                               ZACH MOTION
                                                                               PICTURES, INC.                      0.14
                                                                               OTHER                               1.23
COAXIAL CABLE RG
MAYA 60                   NACIONAL DE
                          CONDUCTORES,
                          S.A. DE C.V.                                                                             5.45
IDENTIFICATION PLAQUE     RIVANDI, S.A. DE C.V.                                                                    0.03
                                                CABLEMODEMS                    MOTOROLA, INC.       NO             4.98
                                                HILTI  BOLT                    HILTI  MEXICANA,
                                                                               S.A. DE C.V.         NO             0.03
                                                SWITCH                         CABLENETWORK
                                                                               MEXICO               NO             0.02
                                                TWO OUTLET DEVICE AC 200       TVC CORPORATION      YES            0.03
                                                DECODER                        MOTOROLA, INC.       NO            69.27
COUCHE PAPER              PAPELERA MOHGA
                          BBA, S.A.                                                                                0.41
                          SUMINISTROS Y
                          SERVICIOS BROM                                                                           0.78
                          ABASTECEDORA
                          LUMEN                                                                                    0.05
                          PRODUCTORA
                          COMERCIALIZA-
                          DORA Y EDITORA                                                                           0.44
                          OFFSET MULTICO-
                          LOR, S.A.                                                                                1.55
                          PROCESOS INDUS-
                          TRIALES DE PAPEL                                                                         0.17
                          IMPRESOS MOINO,                                                                          0.11
                          BULKLEY DUNTON                                                                           1.41
                          KIMBERLY CLARK                                                                           0.81
                          PAPEL, S.A.                                                                              0.07
                                                COUCHE PAPER                   STORAM ENSON         YES            5.83
                                                                               BULKLEY DUNKE        YES           14.45
                                                                               M REAL               YES            1.51
                                                                               MYLLLIKOSKI          YES
                                                                               PAPEL                               3.34
                                                                               TEMBEC, INC.         YES            0.01
                                                                               BULKLEY DUNTON       YES           11.75
                                                                               FINNIPAP             YES            7.35
                                                                               WEB SOURCE           YES            0.01
                                                                               BOWATER, INC.        YES            1.22
                                                                               NORKE CANADA         YES            0.05
PAPER AND IMPRESSION      PRODUCTORA CO-
                          MERCIALIZADORA Y
                          EDITORES DE LI-
                          BROS , S.A. DE C.V.                                                                      7.60
                          OFFSET
                          MULTICOLOR                                                                              13.28
                          IMPRESOS MOINO                                                                           1.94
                          PROCESOS IND
                          DE PAPEL, S.A.                                                                           2.85
                          BARNICES PARA
                          EDICIONES DE
                          LIBROS, S.A.                                                                             0.67
                          SERVICIOS PRO-
                          FESIONALES
                          DE IMPRESION,
                          S.A. DE C.V.                                                                             1.37
                          IMPRESOS EN
                          OFFSET Y SERI-
                          GRAFIA, S.A.                                                                             0.15
                          LORI DER,  S.A.
                          DE C.V.                                                                                  0.03
                          LITOGRAFIA
                          MAGNO GRAFT,
                          S.A.                                                                                     0.32
                          LOVA IMPRE-
                          SORES, S.A.                                                                              0.04
                          GRAFICA LA
                          PRENSA, S.A.                                                                             0.21
                                                PAPER AND IMPRESSION           QUEBECOR
                                                                               CHILE, S.A.          YES            3.21
                                                                               QUEBECOR
                                                                               WORLD, INC.          YES            0.60
                                                                               GRUPO OP GRA-
                                                                               FICAS, S.A.          YES            0.58
                                                                               PRINTER COLOM-
                                                                               BINA, S.A.           YES            0.04
                                                                               ST. IVES, INC.       YES            7.82
                                                                               BEST LITHO           YES            0.35
                                                                               EDITORES, S.A.       YES            0.16
                                                                               RR DONELLY           YES            2.54
                                                                               QUAD GRAPHICS        YES            2.31
                                                                               PRO-OFFSET EDI-
                                                                               TORIAL, LTDA.        YES            0.11


NOTES

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA             QUARTER:  2     YEAR:  2005
GRUPO TELEVISA, S.A.

                       SALES DISTRIBUTION BY PRODUCT
                                 ANNEX 11
                               DOMESTIC SALES

                                                                 CONSOLIDATED
                                                                Final Printing
---------------------------- ------------------------ ------------------------- --------------------------------
                               TOTAL PRODUCTION           NET SALES                      MARKET
                             ------------------       ----------------
      MAIN PRODUCTS          VOLUME       AMOUNT      VOLUME     AMOUNT                  SHARE %
-------------------------- ------------------------- -------------------------- --------------------------------



INTERSEGMENT ELIMINATIONS                                      (470,562)
TELEVISION:
PROGRAMMING HALF HOURS
PRODUCED
(DOMESTIC)                 57.000
ADVERTISED TIME SOLD
(HALF HOURS)                                            3     7,572,341














OTHER INCOME                                                     55,816
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                 325,415
ADVERTISED TIME SOLD                                             47,114
PUBLISHING:
MAGAZINE CIRCULATION       75,668       645,986    30,198       380,152










PUBLISHING                                                      298,097
OTHER INCOME                                                     11,453
PUBLISHING DISTRIBUTION:                            6,949        93,618





SKY MEXICO
DTH BROADCAST SATELLITE                                       2,593,770
PAY PER VIEW                                                    135,935
CHANNEL COMMERCIALIZATION                                        16,402
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                    598,551
SERVICE INSTALLATION                                             12,208
PAY PER VIEW                                                      1,145
CHANNEL COMMERCIALIZATION                                        10,014
OTHER                                                            12,948








RADIO:
ADVERTISED TIME SOLD                                            149,079









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                 266,707





SPECIAL EVENTS AND SHOW PROMOTION                               219,433

INTERNET SERVICES                                               164,395




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL                                             645,986    12,494,031
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



---------------------------  --------------------------------------------------------
                                                      MAIN
                             --------------------------------------------------------
      MAIN PRODUCTS                  TRADEMARKS                         CUSTOMERS
--------------------------   -------------------------          ---------------------------



INTERSEGMENT ELIMINATIONS

TELEVISION:
PROGRAMMING HALF HOURS
PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD
(HALF HOURS)                                                     BIMBO, S.A. DE C.V.
                                                                 COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
                                                                 DANONE DE MEXICO, S.A. DE C.V.
                                                                 PEPSI COLA MEXICANA, S. DE R.L.  DE C.V.
                                                                 SECRETARIA DE HACIENDA Y CREDITO PUBLICO
                                                                 UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                 COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                 CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                 NOVARTIS FARMACEUTICA, S.A. DE C.V.
                                                                 S.C. JOHNSON AND SON, S.A. DE C.V.
                                                                 GOBIERNO DEL ESTADO DE MEXICO
                                                                 PEGASO PCS, S.A. DE C.V.
                                                                 BARCEL, S.A. DE C.V.
                                                                 THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
                                                                 HENKEL CAPITAL, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
MAGAZINE CIRCULATION           TV Y NOVELAS MAGAZINE,            GENERAL PUBLIC (AUDIENCE)
                               TELEGUIA MAGAZINE,                DEALERS
                               VANIDADES MAGAZINE                COMMERCIAL CENTERS (MALLS)
                               COSMOPOLITAN MAGAZINE
                               BIOGRAPHICAL BOOKS
                               SOCCERMANIA MAGAZINE
                               TU MAGAZINE
                               MEN'S HEALTH MAGAZINE
                               CARAS MAGAZINE
                               MUY INTERESANTE MAGAZINE
                               BIG BANG MAGAZINE
PUBLISHING                                                       VARIOUS
OTHER INCOME
PUBLISHING DISTRIBUTION:       MAGAZINE:
                              "MAESTRA PREESCOLAR"
                               "SEVENTEEN EN ESPANOL"
                               "CAR AND DRIVER"
                               "REVISTA DEL CONSUMIDOR"
                               "ENTREPRENEUR"
SKY MEXICO
DTH BROADCAST SATELLITE        SKY                               GENERAL PUBLIC
PAY PER VIEW
CHANNEL COMMERCIALIZATION
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE   CABLEVISION                       GENERAL PUBLIC
SERVICE INSTALLATION                                             OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                     T.V. CABLE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                        BANCO MERCANTIL DEL NORTE, S.A.
OTHER                                                            TELECABLE CENTRO OCCIDENTE, S.A. DE C.V.
                                                                 TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                 TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                 SERVICIOS DE COMUNICACION POR CABLE, S.A. DE C.V.
                                                                 CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                 TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                 VPN DE MEXICO, S.A. DE C.V.
                                                                 EL PALACIO DE HIERRO, S.A. DE C.V.
                                                                 COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
RADIO:
ADVERTISED TIME SOLD                                             INSTITUTO MEXICANO DEL SEGURO SOCIAL
                                                                 PARTIDO REVOLUCIONARIO INSTITUCIONAL DEL ESTADO DE MEXICO
                                                                 ORGANIZACION RADIOFONICA DE BAJA CALIFORNIA, S.A. DE C.V.
                                                                 PROPIMEX, S.A. DE C.V.
                                                                 ARENA COMUNICATIONS, S.A. DE C.V.
                                                                 UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                 PEGASO PCS, S.A. DE C.V.
                                                                 COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                 BBVA BANCOMER, S.A.
                                                                 MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                  CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                 CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                 OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                 MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                 CINEMARK DE MEXICO, S.A. DE C.V.
                                                                 COYOACAN FILMS, S.A. DE C.V.
SPECIAL EVENTS AND SHOW        AMERICA                           GENERAL PUBLIC (AUDIENCE)
PROMOTION                      REAL SAN LUIS                     GENERAL PUBLIC (AUDIENCE)
INTERNET SERVICES              ESMAS.COM                         FEDERACION MEXICANA DE FUTBOL, A.C.
                                                                 RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                 PEGASO PCS, S.A. DE C.V.
                                                                 IUSACELL, S.A. DE C.V.
                                                                 OPERADORA UNEFON, S.A. DE C.V.
--------------------------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------------------------

                                                    MEXICAN STOCK EXCHANGE


 STOCK EXCHANGE CODE:  TLEVISA                                                       QUARTER:  2   YEAR:   2005
 GRUPO TELEVISA, S.A.
                                               SALES DISTRIBUTION BY PRODUCT
                                                        ANNEX 11A
                                                     FOREIGN SALES

                                                                                                    CONSOLIDATED
                                                                                                  FINAL PRINTING
---------------------------- ------------------------ ------------------------- --------------------------------
                               TOTAL PRODUCTION           NET SALES
                             ------------------       ----------------
      MAIN PRODUCTS          VOLUME       AMOUNT      VOLUME     AMOUNT               DESTINATION
-------------------------- ------------------------- -------------------------- --------------------------------


INTERSEGMENT ELIMINATIONS                                       (4,392)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                          210,275          UNITED STATES OF AMERICA





OTHER INCOME                                                    27,565          UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                               115,442          SPAIN
                                                                                ARGENTINA
                                                                                CHILE
                                                                                GUATEMALA
                                                                                COLOMBIA
                                                                                UNITED STATES OF AMERICA
PROGRAMMING EXPORTS:
PROGRAMMING AND ROYALTIES                                      889,089          UNITED STATES OF AMERICA
                                                                                CENTRAL AMERICA
                                                                                CARIBBEAN
                                                                                EUROPE
                                                                                SOUTH AMERICA
                                                                                AFRICA
                                                                                ASIA



PUBLISHING:
MAGAZINE CIRCULATION                                  15,310   218,971          GUATEMALA AND COSTA RICA
                                                                                UNITED STATES OF AMERICA
                                                                                PANAMA
                                                                                SOUTH AMERICA
                                                                                CENTRAL AMERICA
PUBLISHING                                                     183,824
PUBLISHING DISTRIBUTION:                              7,680     90,917          PANAMA
                                                                                SOUTH AMERICA




OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                                        759

TOTAL                                                        1,732,450

NOTES



----------------------------------- ------------------------------------------------------------------------
                                                               MAIN
----------------------------------- ------------------------------------------------------------------------
                                          TRADEMARKS                         CUSTOMERS
----------------------------------- ------------------------ -----------------------------------------------


INTERSEGMENT ELIMINATIONS

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                               CPIF VENTURE, INC.
                                                                    KYOTO BROADCASTING SYSTEM, CO. LTD
                                                                    TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                                                    CORPORACION  VENEZOLANA DE TELEVISION
                                                                    COMPANIA PARUANA DE RADIODIFUSION, S.A.
                                                                    TV. FUTBOL, INC.
OTHER INCOME                                                        CORPORACION  MEDCOM PANAMA, S.A.
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS





PROGRAMMING EXPORTS:
PROGRAMMING AND ROYALTIES          TELEVISA                         MCCANN ERICKSON, INC
                                   TELEVISA                         BBD&O
                                   TELEVISA                         SAATCHI & SAATCHI
                                   TELEVISA                         OMD
                                   TELEVISA                         GSD&M ADVERTISING
                                   TELEVISA                         TELEVISORA DE COSTARICA
                                   TELEVISA                         MINDSHARE
                                                                    GALAXY ENTERTAIMENT ARGENTINA, S.A.
                                                                    GSD&M ADVERTISING
                                                                    TCN DOMINICANA, S.A.
PUBLISHING:
MAGAZINE CIRCULATION               T.V. Y NOVELAS MAGAZINE          GENERAL PUBLIC (AUDIENCE)
                                   BIOGRAPHICAL BOOKS               DEALERS
                                   VANIDADES MAGAZINE
                                   COSMOPOLITAN MAGAZINE
                                   TU  MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:           SELECCIONES MAGAZINE             GENERAL PUBLIC (AUDIENCE)
                                   HOLA MAGAZINE
                                   VEA MAGAZINE
                                   SOHO MAGAZINE
                                   CROMOS MAGAZINE
                                   CAMBIO MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES

TOTAL

NOTES


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:  2     YEAR: 2005
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                ANNEX 13                         CONSOLIDATED
                                                               Final Printing
----------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT JUNE 30, 2005, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):


DESCRIPTION                                AUTHORIZED AMOUNT    EXERCISED AMOUNT    PROGRESS %
--------------------------------------     -----------------    ----------------    ----------

U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------

DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                  U.S.$       124.8    U.S.$       64.2            51%

INFORMATION TECHNOLOGY PROJECTS
  OF CABLE TELEVISION                                   17.8                13.5            76%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                   13.3                 9.9            74%

INFORMATION TECHNOLOGY PROJECTS                         11.9                11.1            93%

SKY MEXICO PROJECTS                                     61.7                37.0            60%

MEXICAN PESOS DENOMINATED PROJECTS:
INFORMATION TECHNOLOGY PROJECTS             PS.         35.5     PS.        20.7            58%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                   38.1                 1.9             5%


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA          QUARTER:      2    YEAR:   2005
GRUPO TELEVISA, S.A.

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                            ANNEX 14                      CONSOLIDATED
                                                        Final Printing
-----------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032. EFFECTIVE JUNE 2005, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION, AS OF JUNE 30, 2005, THE AGGREGATE AMOUNT OF OUTSTANDING LONG-TERM DEBT BEING HEDGED BY THE NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION (PS.8,330,249) CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2004, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2005, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS
1.0433. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2004, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR JUNE 2004 WOULD HAVE BEEN 1.0419.


                             - - - - - - - - -

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  July 21, 2005                        By /s/ Jorge Lutteroth Echegoyen
                                             --------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President